SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: For the period ending 15 December 2005
TELSTRA CORPORATION LIMITED
ACN 051 775 556
242 Exhibition Street
Melbourne Victoria 3000
Australia
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX

Deferral of Regulatory Workshop

NFF Policy Council Dinner

Telstra information to be sent to shareholders

Telstra Regulatory Briefing

Telstra Regulatory Briefing Transcript

Retirement of Doug Campbell, Group Managing Director, Telstra Country Wide

nowwearetalking.com.au

Hong Kong CSL and New World PCS to merge

Hong Kong CSL and New World PCS merger analyst presentation

Appointment of Geoff Booth, Group Managing Director, Telstra Country Wide

Speech by Senator Helen Coonan, Minister for Communications, Information Technology and the Arts — 2005 A Telecommunications Odyssey Address to Deutsche Bank

Appointment of Holly Kramer, Group Managing Director, Telstra Product Management

22 November 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4thFloor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Deferral of Regulatory Workshop
Telstra has previously indicated that it would host a regulatory workshop for institutional investors and analysts this week.
The workshop will not be held this week, but will be scheduled in the near future.
Telstra will issue invitations sufficiently in advance of the workshop to allow guests to make arrangements to attend.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

29 November 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4thFloor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
NFF Policy Council Dinner
For your information, please see attached a speech to be delivered tonight in Launceston to the NFF Policy Council Dinner by Doug Campbell, Group Managing Director, Telstra Country Wide.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

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Address by
Doug Campbell
Group Managing Director
Telstra Country Wide
NFF Launceston Dinner
November 29, 2005
•	I welcome this opportunity to speak given so much has happened in recent weeks.
o	Telstra senior management is working even harder than normal to engage with our customers, staff, shareholders and stakeholders to explain the importance of the outcomes of the company’s recent strategic review for all of us.
•	The CEO has said on many occasions that his focus is on what telecommunications Australia needs to compete in the 21stcentury, and the critical part Telstra can play.
•	The strategic review is a plan to make a great company even greater

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•	This would be achieved by
o	A company-wide “one-factory model” which will see us work together to deliver better services to customers

o	New integrated services targeted to business and consumer segments that have different needs and value services differently
•	How are we doing it?
o	Simplifying processes and systems
▪	Cutting the number of business and operational support systems.
o	Reducing duplication and complexity of networks

o	This should result in Telstra’s costs structure being leaner and more efficient.
•	The CEO also made a number of technology announcements aimed at creating the networks and services we will need in the 21st century supported by extensive staff training to aid the transformation.
o	A next generation IP network, an investment of more than $10 billion over five years of which $2-3 billion is incremental over existing plans, with the IP core in place by the end of 2007.

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•	The new IP network will have 77 times the capacity of the current network.
o	By the end of 2009, it will bring customers the latest voice, video, data services on a common IP (internet protocol) network.

o	It means more and better services for customers.

o	Telstra will upgrade its access network by providing IP-based equipment to four million service addresses, giving these customers access to speeds of 12Mbps or greater.

o	A $200 million field staff training program to provide Telstra people with the skills in building, running and maintaining next generation networks.
•	The review outlines significant decisions regarding investment in our networks in order to deliver the standard of telecommunications Australia needs.

•	However, many of our plans are hampered by a lack of regulatory certainty.

•	I know people are tired of Telstra talking about regulation – but it is not an academic pursuit, it has real consequences for service delivery and the price of those services to customers.

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•	You have probably already heard about the negative impact on rural and regional services of an impending decision by the ACCC on the pricing of wholesale access to the Unbundled Local Loop (ULL).

•	ULL is the lease of copper wires from the Telstra exchange to customer premises.

•	Under the ULL scenario Telstra’s competitors install their own equipment in Telstra’s exchanges in order to take over the “last mile” relationship to customers’ homes and business premises. As a result, other carriers can provide customers with basic telephone services and broadband products from their own equipment, piggybacked on Telstra’s network or bypassing Telstra’s network on their own inter city network.

•	Rather than set prices on an average cost basis across Australia — that has traditionally been the approach in telecommunications and in many other industries — the ACCC’s proposal is to set the prices based on local costs.

This would be done by dividing Australia into four “bands” with costs in each band set at dramatically different levels.

•	Therefore depending on the exchange to which you are connected your carrier could have access to wholesale pricing

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for that copper line at $13 a month in metropolitan/urban areas and up to $144 in rural/remote areas under ACCC proposals.
•	Recent media suggests that the ACCC is close to a decision — with little regard to the impact on Telstra’s ability to service rural and regional Australia as a result of the loss of business in the cities after competitor’s cherry-pick key markets.

•	In an interview on Business Sunday two days ago, the ACCC’s Graeme Samuel said the Government’s $800M

Broadband Connect program will encourage budding rural infrastructure builders, so that country customers need not fear price increases as a consequence of the ULL determination.
o	He — conveniently — fails to point out that ULL covers both voice and data services.

o	If the government continues with plans to fix voice line rentals, while acknowledging through the ULL pricing structure that some customers are just much more expensive to service — it creates a major gap between the revenue possible from “band four” services, and their costs.

o	Will there be a Government subsidy to compensate for this?

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•	But returning to broadband, Mr Samuel says that, as a result of the construction of alternate internet services by competitors because of the Broadband Connect program, country people don’t need to rely on Telstra.

•	I wonder if he discussed that line with the Minister? I think he used the term “Telstra is not the only game in town”.
o	Yes we are facing aggressive resale competition, but if he wanted to check who is actually building the ADSL infrastructure in rural Australia, he would find that Telstra is the only game in most towns.
•	It is important to note that other companies have already had access to government funds — via HiBIS — to build broadband infrastructure, and none of the large players did.
•	Some companies such as SPT and AUSTAR have announced plans to build broadband infrastructure in regional Australia, but not of the scale necessary to serve small rural communities.

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•	In the past 12 months Telstra has provided ADSL access to over half a million rural lines. Of the exchanges yet to be upgraded, 80 per cent have less than 300 customers.
3G
•	With the announcement this month of our City-to-Country 3G vision Telstra will also be providing wireless broadband services across our CDMA and GSM networks.
•	It is a centrepiece of our strategy — to create a national next generation mobile network, providing:
•	faster speeds, wider coverage, better and more mobile services

•	All our mobile customers — city or country — will have access to the same retail suite of services, whether it be the traditional mobile phone call or new video and entertainment services or wireless broadband internet.
•	The recent development of 3G services on the same radio spectrum as CDMA, and equipment improvements by vendors, now mean 3G can provide the same coverage as CDMA.
•	Beginning early next year we plan to rollout 3G on all existing GSM and CDMA sites

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▪	3G will therefore cover the combined CDMA and GSM footprint
•	The existing CDMA network and Telstra and Big Pond Wireless Broadband services will remain in place until the national 3G service is providing the same or better coverage and services.
•	Our existing CDMA customers will get the coverage they enjoy today plus many more services when the new retail 3G service is available.
•	The network changes will take place over a few years, so customers can upgrade their service in the same way they do today — but we will also be offering attractive handset deals to support the take-up of new and better services (eg video calling )

•	We’d expect the majority to take up one of our special deals, as on average customers upgrade their handset about every two years.
•	This significant investment in the Australian community is pro-growth, pro-shareholders, pro-country.
•	It’s a long-term vision and the timeframe will allow a smooth transition for customers to faster, more advanced mobile services.

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•	We will operate both the CDMA and new 3G services concurrently for a period of time to facilitate the transition.
•	This is an historic opportunity to put all our customers on a single superior network to share in the development of the same technology in the future.
•	Telstra is adding significant community value to the $115M invested in basic mobile infrastructure in rural Australia under the Besley, Networking the Nation and Estens’ programs.
o	80 per cent of that investment was in site acquisition and tower construction, and that will be retained and built upon to provide the types of data services not dreamt of when the first of these projects was undertaken.
•	By moving to a single technology we can ensure the best and most focussed investment in the further development of that network.
o	Currently, with every advance in a given technology, Telstra is forced to make investment decisions between networks;

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•	This is the best chance to ensure high speed wireless broadband services to our regional and rural customers in the medium term.
•	This will be done through the concurrent installation of a super fast wireless broadband services called High Speed Downlink Packet Access (HSDPA) across the entire network.
•	The service is currently being deployed by the largest US mobile operator.
•	With use of a PC card with a lap top, or fixed modem with a desk-top computer, it will provide access to speeds averaging between 550kbps and 1Mbps.
•	Our commitment to retain and grow our business in rural and regional Australia through this type of investment is the best manifestation of our commitment to a rural presence.
•	Those who think that best way to gain an assurance of Telstra’s continued presence in rural and regional Australia is through a licence condition are mistaken.
•	The best way to ensure our local presence is by the maintenance of a strong and vibrant Telstra that is able to properly finance its activities in regional and rural Australia.

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o	One which has the opportunity to grow markets and make profits — which can then be used to enhance rural services on a commercial basis.
•	It is not by forcing on us a de-averaged broadband pricing construct that will rip profits out of our city operations and hand them to competitors.
o	Competitors who have absolutely no investment commitment to country Australia — beyond the larger centres, or reselling of Telstra services.

o	No real commitment to rural presence.
•	In terms of Telstra’s Regional and Rural Presence Plan, the time for submissions closed a few weeks back.
o	We are currently reviewing the submissions we received in order to prepare a report to go to the Minister next month.

o	We also received lots of verbal encouragement that people are happy with the services provided by Telstra Country Wide.

o	We know there are some expectations that cannot be met through the plan, consistent with our need to retain some commercial flexibility, as recognised by the Estens’ Committee report.

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•	We appreciate the NFF taking the time to submit a response
•	We have carefully considered your response
o	As a result of NFF and other feedback, we have been working with the Australian Communications and Media Authority to develop a more simple and transparent compliance framework
•	We agree with the NFF that issues concerning the adequacy of regional and rural telecommunications are matters for the Australian Government to address through the regular review process, and the funding set aside as part of this.
•	We are unable to provide the level of detail in the Plan that a number of people have requested in relation to future products and investments
o	Though this information is available through announcements we make and commitments we give to our customers, the market and our shareholders.
•	We are not able to make commitments in the Rural Presence Plan that rest upon long-range projections and financial commitments.
o	To do so would mean that any necessary commercial variation to one of those commitments resulting from, say, new technological developments, could be construed as a violation of Telstra’s licence to operate as a telecommunications company.

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•	I am sure you would not want anyone limiting your ability to adjust the way you run your farming businesses at some point during a three-year period.
•	The NFF has raised many important policy issues — service equity issues, CSG timeframes etc — that will continue to be part of our ongoing work with the NFF, outside the Rural Presence Plan.
•	Telstra Country Wide is committed to working with you to deliver exciting services, continuing the work we have done over the past five years;
o	Building a local presence;

o	Understanding local conditions;

o	Finding local solutions.
•	I personally have appreciated the good working relationship we have had with the NFF, and look forward to continuing the achievements we have made together.

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30 November 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone	03 9634 6400
	Facsimile	03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra information to be sent to shareholders
Attached for release to the market is a copy of a letter from CEO Sol Trujillo and a shareholder brochure to be sent to all shareholders shortly.
Yours sincerely

Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited ABN 33 051 775 556

Office of the CEO
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA
Telstra’s strategy for growth
28 November 2005
Dear Shareholder
I am writing to you today to report on the results of our in-depth review of our business, and communicate the outcomes of that review and our strategy for the future, which has the potential to provide all Australians with greatly improved telecommunications networks and services and the opportunity to create shareholder value.
Telstra is a great iconic brand and a very important Australian company. There is no company anywhere in this country that touches more people. This company also has more shareholders than any other company in Australia.
We want Telstra to be healthy, vibrant and growing for our shareholders.
Before painting a picture of the future — I would like to re-state a few facts about the reality that is facing our company today.
When I arrived here in July the first thing I did was set about reviewing this business. This four-month journey has been about analysis and understanding based on facts and data. We have been looking at our networks, our systems and our processes.
At the same time, we have taken a look in the rear vision mirror. Our costs have been growing fairly dramatically, while our traditional fixed-line revenues have been decreasing as a result of regulatory action, competition and migration to wireless and broadband networks.
Our strategic review took account of all these facts and the answer was simple. To survive and prosper Telstra must invest and innovate. That is what we plan to do, so let me outline how we intend to achieve it.
The coming three to five years will be spent rebuilding the network, redirecting resources into next generation services, reshaping the business, reconnecting with customers and restoring investor confidence in the leadership, management, and financial performance of Telstra.
We will create new revenue sources to grow the business as we harness new technologies to develop new applications to meet changing and differing customer needs.
We will be leaner and more efficient. We will stop doing things that add no value to the customer experience. At the same time, we will do new things, expanding and growing in other areas — as we enter new markets and redefine old ones to create new opportunities.

We will reshape the company into a cohesive and integrated enterprise — one that is centred around the customer and where infrastructure development and operations are driven from a single ‘factory.’
You will also see increasing integration in the services we provide to customers as we move in the direction of a one-touch, one-click, one-screen approach to removing complexity and simplifying our products and the way we do business.
This overall strategy has the potential to provide our shareholders with improved returns on their investment.
Clearly the biggest obstacle we face is the regulatory environment, that is why we are working hard to achieve three key regulatory reforms:
Access to next generation networks – if access to our future networks is regulated under Part 11C of the Trade Practices Act, allowing foreign-owned competitors access to our new networks – what are the benefits to us in investing?
Operational separation – we believe the list of designated services that we should separate should be limited to the ‘core services’ which are provided over the copper network and not interfere with our ability to provide consumers and businesses with truly integrated services, and;
Unbundled Local Loop – prices for access to Telstra’s unbundled local loop should not be below our cost. Telstra’s shareholders have the right to recover the company’s costs, rather than stand by and watch competitors cherry pick lucrative customers. Our rural and regional customers should also be very concerned about the likely impact that de-averaged prices would have on the costs of providing telecommunication services.
These are crucial issues facing the future of this company you invest in as they have significant value-destroying potential. That is why we are advocating strongly on your behalf.
We believe a competitive market place is a good thing but you as a shareholder should not be asked or required to subsidise other companies that we compete with. Many of these companies are large multinational companies, some much larger than Telstra.
Telstra acknowledges that some regulation is necessary and should remain. Regulations should not, however, impede our ability to provide competitive returns to our investors.
The time for debate is now and I would encourage all shareholders to get engaged, ask questions about the future of your investment, seek answers and influence the future, not just of Telstra, but of the telecommunications industry as a whole.
Transformations are never easy. However, I am confident that we are set on the right path. If we are given the freedom to compete, I am confident we will create a new Telstra, a world-class company where we will delight our customers, reward our shareholders, find employees satisfied and eager to go to work each day, and serve the national interest by providing advanced communications services to the people, enterprises and communities that make this a great nation.
As always, I welcome your feedback on the future plans for your company.
Please contact us with any questions or comments at Investor.Relations@team.telstra.com

SOL TRUJILLO
Chief Executive Officer

Telstra’s strategy for growth*
We have a chance to make a strong company great.We will do that by being innovative,by offering integrated services to consumers,by employing market based management and by being highly competitive. We are confident we have the people,resources and partnerships in place to succeed.We expect to create new revenue growth and improve shareholder value.The story is truly one of transformation.
Overarching themes of Sol’s Strategic Review
•	Increasing revenue by providing new integrated services targeted to business and consumer segments that have different needs and value services differently, with a seamless one click, one touch, one button or one screen approach.
•	Cutting costs through simplifying processes and systems and reducing duplication and complexity of existing networks by operating under a one factory approach which will lead to new efficiencies.
New strategy at a glance
•	Introduce next generation IP network and IT systems, an investment of more than $10 billion over five years, with the IP core in place by the end of 2007.

•	Reduce the number of Telstra’s 52,000 full time equivalent positions (including contractors) by between 6,000 and 8,000 over three years.

•	Replace the CDMA mobile network with a national 3G GSM network which will offer the same or better coverage than is currently available.

•	Cut the number of different network platforms by 60% and the number of business support and operational support systems by 75% within three years.

•	Strategic suppliers arrangements with global leaders such as Ericsson, Alcatel, Cisco, Accenture and Siebel to build the next generation network and develop a world-class customer database.

•	Introduce a $200 million staff training program to provide Telstra people with the skills in building, running and maintaining next generation networks.
OUR VISION To give the customer a powerful, seamless user experience across all devices and all platforms in a i Click, 1 Touch, 1 Button, 1 Screen way — whether that customer is an individual, small business, large business or government agency.
New commitments to shareholders and customers:
•	25% of Telstra new revenue growth will come from new products by the end of 2008.
•	We expect Sensis to double its revenue base to $3 billion within five years.
•	80% of Telstra’s internet customers will have broadband in three years.
•	25% of customers will be on 3G in three years.
•	Subject to the Board’s twice yearly declaration and review of the business and regulatory environment, it is our intention to pay a dividend of 28 cents per share per annum for each of the next three years.
•	Telstra management will continue to advocate for a regulatory regime that is fair and encourages investment.
*Refer to back page for regulatory caveat and disclaimer

Transformation centred around the customer*
Each part of the company,whether it is the ‘back of house’ building next generation networks, or those working directly with customers, has a crucial role to play in transforming the business.
Strategic Marketing
‘The first key pillar in transforming this company’
The goal of Strategic Marketing is to transform Telstra into one of the best customer-driven marketing organisations in the global telecommunications industry. Here’s how we’ll do it:
•	Implementing a simple straight-forward process that puts the customer at the centre of everything we do.
•	Reorganising marketing and channel functions around market managers who will have full accountability for our market performance and profitability around customer segments.
•	Establishing a clear focus to win the market through intimate knowledge of our customers.
This strategy requires the right systems and tools and we are developing these tools today. Companies that have successfully executed this type of customer knowledge system upgrade have seen dramatic improvements in efficiency, cost, revenue and churn reduction. We anticipate similar financial improvements as we complete our work over the next 18 months to two years.
One Factory – Chief Operations Office
‘The second key pillar in transforming this company’
So, how will we implement our strategy? How are we going to make these fundamental changes? Well, it will begin in the ‘Factory’ with our networks and IT systems.
The Factory is the engine room that executes on our strategy. It will provide the platform through which we will deliver innovative, integrated services available only from Telstra. Guiding it are these four simple principles:
PRINCIPLE 1: Do it once
PRINCIPLE 2: Do it ‘right’for the customer
PRINCIPLE 3: Do it in an integrated way
PRINCIPLE 4: Do it at low unit cost
Along with a world-class next generation network, we will also be delivering a single, nationwide 3G GSM mobile network, with extended range equal to or better than CDMA.
We will deliver dramatic cost reductions, plus new capabilities to enable sustainable growth, and our customers will have a truly differentiated experience, only available from Telstra.
Broadband
‘Broadband is the key to the future of Telstra,whether it be on a fixed platform, whether it be on wireless’
Can you imagine an Australia with very high speed wireless broadband connectivity covering 98% of the population? We can –and in that future world we’ll use computers, handheld devices and phones in ways we can’t conceive today.
In the world we are heading to, networks, handheld devices and services will converge and no-one will be in a better position to make sense of this for our customers than Telstra BigPond.
•	From early next year BigPond will offer free blogging – publicly accessible web pages that serve as a personal journal.
THE TRANSFORMATIONAL DECISIONS
1. Market based management
2. One factory model
3. Integrated company
4. Integrated services
5. Broadband focused
6. Next generation networks & IT
7. New customer experience
8. New economic model
9. Value based vs.price based
10.Fewer partners
11.Comms,info,transactions, entertainment
12.Australia 1st,2nd,and 3rd priority
13.Serving interests of all
14.Differentiation is the key
15.Return will drive resource allocation
16.Expand in core competency areas
17.Simplicity of use (one touch, click,button,page,screen)
18.Low cost model
*Refer to back page for regulatory caveat and disclaimer

•	We will offer value added content packages for different market segments –for example SME Package; Gamers package; Family package – that will create incremental revenue and increase customer loyalty.
•	We have launched the BigPond Movie Download Service in partnership with Sony Pictures.
Consumer & Small Business
‘We are going to be focused on a new customer experience at literally every touch point’
What this is about is three things; speed, simplicity and mobility. For consumers and small business customers Telstra is changing everything that we do, with the goal of becoming a truly customer oriented organisation.
So how will Telstra put the customer first?
•	We will be truly focusing on the whole of customer, and, through segmentation and market-based management, catering to the differing needs of customers.
•	Our offers will be more targeted and we will execute them through the right channels.
Business and Government
‘We can add value going forward.It doesn’t mean we are not going to be price competitive,it just means that we are going to take the game to another level’
The business segment is a dynamic, competitive and exciting market presenting many new opportunities.
We have three strategic priorities to transform into an integrated carriage, services and solutions business, over the next three to five years:
•	To lead the customer IP migration and transformation.
•	To build an exclusive, Telstra-only suite of products and solutions.
•	To differentiate on customer service and value creation to target segments.
Telstra will also provide an exclusive suite of service and solution offerings to drive growth.
Sensis
‘Sensis is one of the best performing directory businesses in the world’
We are going to take Sensis to the next level with a simple strategy. We will make complex life simpler by helping buyers and sellers do business right across the value chain. To do this Sensis will excel in six areas:
•	Protect, grow and leverage our core directory business.
•	Extend into high-value customer categories.
•	Add online transaction capabilities.
•	Leverage our world class directory management capabilities and newer search innovations into geographic growth.
•	Maintain focus on cost management.
•	Pursue people, process and technology excellence in everything we do.
In doing this we will maintain near double digit organic revenue and EBIT growth while preserving margins.
Wholesale
‘Our wholesale customers need all the things that we can deliver very well and maybe,being candid,better than anybody else’.
In wholesale, our recent strong top line growth and the wholesale market dynamics are threatened by regulatory pricing decisions. We are at a fork in the road and regulatory decisions will determine our path.
So, we’ve resolved to set a course for the wholesale business which plays to our existing strengths.
•	First, we need to ensure that PSTN recoveries reflect true costs.
•	We need to ensure that Operational Separation improves our customers’ confidence in the wholesale business without impairing our ability to compete with other wholesalers.
•	We will continue to focus on leveraging the scale of our network by driving volumes through our channel.
•	Most importantly, we want to deliver great service to our customers, and improve upon the standards we have previously set ourselves.
Our objectives are straightforward. We will continue to compete hard for traditional voice and data revenues, relying on the superiority of our infrastructure. We will especially focus on improving the customer service experience.
NEW NETWORK WILL HAVE REAL BENEFITS

FOR TELSTRA		FOR CUSTOMERS

•	Simpler environment	•	Simpler experience

•	Higher reliability,faster speeds	•	Fewer outages,faster services

•	Common standards and platforms	•	Same experience across multiple devices and networks

•	Faster development and deployment	•	Early access to innovative services

•	Lower unit costs	•	Competitive pricing
*Refer to back page for regulatory caveat and disclaimer

Resetting our financial targets for the future*
This is about creating long-term shareholder value. At the end of the day, all this work and all this investment is aimed at growing the business, growth that will come from satisfying our customers like never before. Satisfied customers will drive growth in the business, in turn growing shareholder value.
Obviously, there are things not in our control, and one of these is the regulatory environment. Our financial results are largely dependant on regulatory outcomes that will permit us to undertake what has been planned — including regulations that will permit us to earn a competitive return on shareholder investments. This is because we can only achieve the improvements in financial performance and shareholder value if we have a regulatory environment that allows it.
So what does all this mean in terms of financial outcomes?
Revenues
By implementing this strategy, we believe over a three year period, revenues can grow between 2% and 2.5%. This assumes a reasonable regulatory environment to operate within.
Earnings
For the 2005/06 year EBIT is expected to decline between 19 to 24% as a result of the implementation of the strategy which will require accelerating depreciation relating to assets that will be decommissioned. This estimate would increase to between 25 and 30% if Telstra raised a provision for redundancy. While earnings will be affected in the short term, in the long term this strategy will set the foundations for growth, not otherwise achievable if we were to continue down the previous path.
Expenses
Expenses will be higher in the next two years due to the acceleration and growth in depreciation and amortisation, as we invest significantly in the ‘one factory’ model over the next few years. Then we expect to reap the rewards and expenses will begin to fall.
Capital Expenditure
The new strategy will require a total CAPEX expenditure up to $25 to $26 billion over five years. Obviously, we will only invest if it is economic to do so and in the best interests of you, our shareholders.
Cashflow
With the lower earnings growth and increased CAPEX requirements, free cashflow will be impacted over the next three years when most of the CAPEX is required. Free cashflow begins to grow again from 2007/08.
FREE CASHFLOW
(Operating cashflow less investing cashflow less interest paid)
Labour force
It is anticipated that across the three year period our full-time equivalent positions (including contractors) of 52,000 will reduce between 6,000 to 8,000. Over five years, we anticipate a reduction of between 10,000 to 12,000.
What this means for dividend payments
Ordinary dividend
Subject to the Board’s twice yearly declaration and review of the business and regulatory environment, it is our intention to pay a dividend of 28 cents per share per annum for each of the next three years at which time the policy will be reviewed.
Capital Management
Telstra will pay a 6 cent special dividend with the interim dividend in March 2006 to complete the $1.5 billion capital return for the 2005/06 year.
The Board has decided not to proceed with the $1.5 billion capital return in 2006/07. It is considered more appropriate to invest this money to implement the new strategy which is about delivering long-term shareholder value.
Talk to us
If you have any questions or comments about the strategic review and how it affects your investment in Telstra please email us at:
Investor.Relations@team.telstra.com.
The detailed presentation packs and transcripts of the strategic review announcements can be downloaded from the Telstra Investor Relations website at: http://www.telstra.com.au/abouttelstra/ investor/asx_announcements.cfm

Our strategic review announcements are accompanied by an * asterisk. This asterisk indicates that the announcements depend on regulatory outcomes that will permit us to undertake what has been planned — including regulations that will permit us to earn a competitive return on shareholder investments. Many of the benefits we hope to deliver to our customers and shareholders can be delayed or prevented by regulations. Telstra acknowledges that some regulation is necessary and should remain. Regulations should not, however, impede competition, slow innovation or inhibit investment.

This brochure includes certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in this brochure. A number of factors that are likely to affect the results of Telstra are described in Telstra’s Annual Report and Form 20-F. All forward-looking figures in this brochure are unaudited and based on AGAAP. Certain figures may be subject to rounding differences.

1 December 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra Regulatory Briefing
In accordance with the listing rules, I attach a copy of a media announcement – “Telstra seeks investment certainty for IP network”, and presentation to be made today, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Media Release

1 December 2005	337 / 2005
Telstra seeks investment certainty for IP network
Telstra will begin building its new IP broadband network as soon as next year if its shareholders’ investment is protected from regulations that would otherwise allow competitors to piggyback on the multi- billion dollar project.
The new network will offer Telstra’s customers super-fast broadband at speeds of over 12 Mbps.
Telstra Group Managing Director, Public Policy and Communications, Phil Burgess said today; “If Telstra’s 1.6 million Australian shareholders are being asked to build the new network, then they shouldn’t be forced to hand it over to our competitors.
“You can’t ask Telstra shareholders to invest in a new broadband network, and then allow competitors to pay none of the cost but still enjoy the same benefits,” Burgess said.
At an investor briefing in Sydney, Mr Burgess said Telstra would be seeking legislative reforms before proceeding with the network upgrade. He said existing laws designed to give companies certainty before going ahead with major new investments were inadequate because the processes were slow and cumbersome, with decisions subject to challenges that would delay Telstra’s plans by at least two years.
The key immediate regulatory reforms Telstra believes are essential to promote competition, investment and equal services to all Australians are:
1.	An average ULL price of $30

2.	Limiting operational separation requirements to existing wholesale core services and

3.	Exempting new services from mandated 3rd party access.
Telstra Chief Financial Officer, Mr John Stanhope, said Telstra was not seeking to escape regulation altogether; “Telecommunications should be regulated in the same way as other industries, rather than singled out for additional regulation that discouraged new investment.
“Regulation should be fair, consistent and equitable. Special telecommunications regulations applying only to Telstra, introduced to give competitors a leg up and a head-start in the 1990s should be restricted to the legacy technology they have used successfully to establish and grow their Australian businesses,” he said.
“New arrangements are necessary so Telstra, or any company prepared to invest, can now go ahead with the next generation of advanced telecommunications services that will provide major benefits to all Australians.”
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Corporate Communications
Centre is located at: www.telstra.com.au/abouttelstra/media

Telstra Corporation Limited
ABN 33 051 775 556

Media Release
“If this does not happen, Australia risks seeing a devastating drain of capital overseas and away from telecommunications. We also risk seeing a massive transfer in wealth from Telstra’s Australian shareholders to the largely foreign shareholders of our major competitors.
“Australians will not get the next-generation of technologies and services they need to ensure our economic competitiveness in the global market.
“It’s now more than a decade since Australia’s telecommunications market was opened to competition. Telstra’s competitors are now big and profitable — in many cases backed by multinational corporations many times bigger than Telstra,” Mr Stanhope said.
Telstra Media Contact: Rod Bruem, Tel: (02) 9206 0092 / 0438 288010
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Corporate Communications
Centre is located at: www.telstra.com.au/abouttelstra/media

Telstra Corporation Limited
ABN 33 051 775 556

Regulating Next Generation Networks
monopoly test
of contestable services like ADSL (and threatened it on other services) party access at regulated prices that don’t allow a commercial return Existing Declared Services Domestic PSTN Originating access Domestic PSTN Terminating access Digital Data Access Service Conditioned Local Loop Service
Integrated Service Digital Network Terminating Service Integrated Service Digital Network Originating Service ?Local Carriage Service ?Local PSTN Originating Service ?Local PSTN Terminating Service ?Unconditioned Local Loop Service Analogue Subscription Television Broadcast Carriage Service Line Sharing Service ?Mobile Terminating Access Service ?GSM Service Declaration Technology — Neutral ?Domestic Transmission Capacity Service

What Is Required?
parties will continue to have access to declared services
This includes ULL, which can be used to build alternative broadband networks potential investors in higher speed fixed access networks require certainty that the regulator will not confiscate the returns on any investment by mandated 3 rd party access requires
Moratorium on declarations under Part XIC
Reform of Part XIB such that only applies to declared services Clear exclusion of new services from operational separation
Operational Separation
substantial complexity to Telstra operating systems, increasing costs and reducing flexibility of even greater imposts given lack of clarity around scope of regime and the pricing elements
Customer complaints
Information mechanism Pricing equivalence security plan regime
Internal Operational separation Technology roadmap contracts plan
Director of Equivalence Audit Equivalence metrics mechanism

Conclusion
proposes ground-breaking investments that shift Australia into the digital future fixed access network upgrade can only proceed with LL pricing at a fair price infrastructure subject to general regulation, not industry-specific rules designed to guarantee access to the legacy network separation is constrained to legacy services shareholders can’t fund the fixed access network upgrade without these things
Mandatory Unbundling in the US: Lessons Learned the Hard Way
Jeffrey A. Eisenach, Ph.D. Chairman, CapAnalysis LLC

Background
• Deregulation began with the Telecom Act of 1996
· Mandated ULL for telecom services
· Narrowband and DSL were covered; cable modem services were exempt
· Federal Communications Commission issued overall regulations in August 1996
· State PUCs issued pricing rules in 1997-1998
· Ligitation continued through 2004
Implementation Was Aggressive
• Mandated resale covered loops, switches and transport (creating the “UNE-Platform”)
· Prices were initially set at 50% of operating costs –then reduced further by 25-50% between 1999 and 2003
· FCC Chairman Reed Hundt: FCC gave CLECs...
“...a fairer chance to compete than they might find in any explicit provision of the law.”

ULL Rates Were Set Below Cost
100% ULL Rate as % of Operating Cost 90% ULL Rate as % of Revenue 80% 70% 66% 59% 60% 52% 54% 49% 50% 42% 42% 39% 40% 30% 20% 10% 0% BellSouth Qwest SBC Verizon
...And then lowered further
US$18.95 Basic Une-P $19 Loop Rate $18 US$17.48 $17
US$16.12 $16 $15
US$14.18 $14 US$13.43 $13 US$12.70 $12 Jan-02 July-02 Jan-03

Results
• Entry by 300 CLECs, which raised ~US$450B in capital, largely in high-yield debt
· Business plans focused on “cream skimming” in business markets and cities where rates were above cost
· Most of the capital was “invested” in aggressive marketing, not telecom infrastructure
· Virtually all CLECs went bankrupt
· The Exception: Cable – exempt from regulation –invested US$75 billion in an HFC broadband infrastructure
CLEC Hi-Yield Debt Issuance

Increasing Reliance on ULL
70
CLEC-Owned Lines
60
CLEC ULL Lines
50 40 30 20 10 0
Dec Jun Dec Jun Dec Jun Dec Jun Dec 1999 2000 2000 2001 2001 2002 2002 2003 2003
2001: Investment “Bubble” Ends
Real Investment in Communications
$140,000
Equipment (US$ Millions)
$130,000 $120,000 $110,000 $100,000 $90,000 $80,000 $70,000 $60,000 $50,000
$40,000 1996-I 1997-I 1998-I 1999-I 2000-I 2001-I 2002-I
1996-II 1996-IV 1997-II 1997-IV 1998-II 1998-IV 1999-II 1999-IV 2000-II 2000-IV 2001-II 2001-IV 2002-II 2002-IV 1996-III 1997-III 1998-III 1999-III 2000-III 2001-III 2002-III
Source: U.S. Department of Commerce Bureau of Economic Analysis

Equipment Stocks Collapsed
Market Valuation of US Telecom Equipment 1600 Manufacturers 2000-2002
1400 1200 Billions 1000 800 $US 600 400
200
M arch 2000 December 2000 M arch 2001 February 2002 January 2003 optical 181 95 40 16 10 broadband 965 448 200 196 143 wireless 290 143 86 187 133
Source: Crossroads, LLC
CLECs Went Bankrupt
CLEC Bankruptcies by Month, 2000-2002

Cable Dominated Broadband
35,000,000 30,000,000
Total Lines
25,000,000
ADSL 20,000,000 Cable Modem
15,000,000 10,000,000 5,000,000 0
00 03 04 1 999200020 200120012 002200220 2 003200420 De c Jun De c Ju n Dec Jun D ec Jun De c Jun De c
Verdict: ULL Experiment Failed
• Virtually every CLEC went bankrupt, costing investors hundreds of billions of dollars; equipment sold at 5-10 cents on the dollar
· The biggest ULL players – AT&T and MCI – no longer exist as independent companies
· Major contributor to 2001 recession: The U.S. economy lost more than 600,000 telecom jobs in 2001 and 2002
· The only lasting facilities-based investment occurred in the one sector – cable – that was not regulated...and did not rely on ULL

New Policy Direction
• ULL scaled back (e.g. no longer covers switching) and PUCs are raising prices for remaining elements (i.e., loops)
· Cable modem exemption from resale confirmed by FCC in 2002
· FTTC/FTTH exempted from resale in August 2003
· DSL exempted from resale in September 2005
All broadband facilities are now exempt from mandated resale requirements
PUCs Are Raising ULL Prices
US$
ULL Prices, 2002-2005
$20 $19
UNE-P $18 Loops
$17 $16 $15 $14 $13 $12
Jan 2002 July 2002 Jan 2003 July 2003 Jan 2004 Aug 2004 Feb 2005 Aug 2005

FCC: ULL Reduces Investment
“The record shows that the additional costs of an access mandate diminish a carrier’s incentive and ability to invest in and deploy broadband infrastructure investment.”
Federal Communications Commission
September 23, 2005
FCC: Safe Harbour for DSL Will Encourage Risk-Taking
“Eliminating [mandated access to DSL] will make it more likely that wireline operators will take more risks in investing in and deploying new technologies than they are willing to take under the current regime.”
Federal Communications Commission
September 23, 2005

FCC: Mandated Sharing Impedes Innovation
“Requirements that would guarantee ISPs access to [wireline broadband transmission] would impede the development and deployment of innovative wireline broadband Internet access technologies and services.”
Federal Communications Commission
September 23, 2005
FCC: Mandated Sharing Is Not Necessary for Competition
“Facilities-based wireline carriers have incentives to make, and indeed already make, broadband transmission capacity available to ISPs, absent regulation.”
Federal Communications Commission
September 23, 2005

FCC: It’s Not Just Cable
“The threat of competition from other forms of broadband Internet access, whether satellite, fixed or mobile wireless, or a yet-to-be-realized alternative, will further stimulate deployment of broadband infrastructure....These emerging broadband platforms exert competitive pressure even though they currently have relatively few subscribers.”
Federal Communications Commission
September 23, 2005
Investment Has Responded
$140,000 $130,000
“The Bubble” – Funded by Investment Rises 40% With $120,000 US$462 Billion In CLEC Hi-Yield Safe Harbour Debt $110,000
$100,000 $90,000 $80,000
$70,000
Real Investment in Communications Equipment (US$ Millions) $60,000
$50,000 $40,000
1996-I 1997-I 1998-I 1999-I 2000-I 2001-I 2002-I 2003-I 2004-I 2005-I 1996-III 1997-III 1998-III 1999-III 2000-III 2001-III 2002-III 2003-III 2004-III 2005-III
Source: U.S. Department of Commerce Bureau of Economic Analysis 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
Sept. 2005: FCC Exempts August 1996 2001: m ULL
DSL fro FCC Issues ULL Regs 29 CLECs Declare June 2004: Court Bankruptcy 1997-2003 Overturns UNE-P
February 1996 US Telecom Sector Loses
FCC and State PUCs
Telecom Act Passed 318,000 Jobs November 2003: Aggressively Implement ULL
August 2003: FCC Verizon Announces exempts FTTP from ULL FTTP Rollout

The Simple Economics of ULL and NGN Buildout
US$
1. ULL Reduces Cost/Homes Passed
Projected ARPU/Home Passed
ARPU C
2. Lower Projected
ARPU Means Less
ARPU ULL Extensive Buildout Homes Passed HP ULL HP C
(Buildout with ULL) (Buildout without ULL)
Tarek Robbiati Deputy Chief Financial Officer

ULL Economics of European New Entrants
Typical Shared ULL Economics in the UK
Components Type Description and Typical Accounting Treatment ULL Annual Fee per line • Opex 27 per line, Expensed
Line Rental
One-Off Connection Charge• Capex 83 per line, Depreciated over 5 years. Depends on churn
(*)
Site Survey • Capex 2788 per Site, Depreciated over 5 years. Exchange Setup costs (6 sq m per Preparation • Capex 1380 per Site, Depreciated over 5 years.
Exch.)
????? systems, • Capex For 200 Line Capacity: 6,649 Depreciated over 5 years Exchange For 400 Line Capacity: 9,974 Depreciated over 5 years Equipment Air.Con. Systems, etc. For 600 Line Capacity: 13,299 Depreciated over 5 years DSLAMs, etc. • Capex For 200 Line Capacity: 16,000 Depreciated over 5 years
New Entrant
For 400 Line Capacity: 28,000 Depreciated over 5 years
Equipment
For 600 Line Capacity: 36,000 Depreciated over 5 years Annual Power Costs • Opex For 200 Line Capacity: 2,628 Expensed Running Air. Con. Costs For 400 Line Capacity: 2,897 Expensed Costs For 600 Line Capacity: 3,166 Expensed Annual Backhaul, Virtual Paths, etc..• Opex For 200 Line Capacity: 4,500 Expensed Traffic costs For 400 Line Capacity: 7,500 Expensed (**) For 600 Line Capacity: 11,000 Expensed
(*) Values Regulated by Ofcom as of June 1 st , 2005, (**) Assumes 512Kbits/s per line @ 20:1 contention Ratio Sources: BT, OFCOM, Equipment Manufacturers, Enders Analysis
ULL Economics of European New Entrants
UK New Entrant ULL Economics and Implications
Annual Cost per line Cost Component for Shared ULL (£) 200 Line 400 Line 600 Line
Capacity Capacity Capacity a. ULL Line Rental £27.0 £27.0 £27.0 b. Amortisation of Connection Fee @20.0% churn £16.6 £16.6 £16.6 c. Amortisation of Capex Installed by BT £13.5 £8.8 £7.3 d. Amortisation of AltNet/ISPs Capex (DSLAMs, etc..) @80.0% Capacity £20.0 £17.5 £15.0 e. Cost of Operating the Exchange @80.0% Capacity £16.4 £9.1 £6.6 f. Backhaul @80.0% Capacity and @ Contention Ratio of 20/1 £28.1 £23.4 £22.9
Total DIRECT COSTS £121.7 £102.4 £95.4 .. Return on Capital (10%) £13.4 £10.5 £8.9 .. Impact of 25% Churn £4.2 £4.2 £4.2
Total COSTS £139.2 £117.1 £108.5
Cost Curve Advantage relative to 200 Line Capacity -15.9% -22.1%
Cost Economics reflect the population density. They structurally favour Urban centres relative to Rural centres: the bigger the exchange, the lower the cost per line.
LL line rentals with lower urban relative to rural line rental costs exacerbates the issue and lowers the incentive for New Entrants to invest in rural areas
Note: Assumes 80% Capacity Utilisation and Churn at 20% Excludes all other operating costs (eg Billing, hosting, marketing)

EU Regulators Position on De-averaging
?OFCOM (UK): “There are consumer affordability and significant practicality issues associated with de-averaging charges. Therefore, on balance, Ofcom considers currently that charges for LLU services should continue to be geographically averaged”
?ARCEP (France) « Several studies have shown that the average cost of a line is a function of the density of the corresponding geographical area. The cost tends to increase when the density decreases. Several observations conducted in the early 2000s have shown that alternative operators tend to roll-out their infrastructure in the most densely populated areas first, and highlighted the lack of roll-out plans beyond those areas. Therefore, it appeared necessary for the Authority to limit the calculation of the ULL costs to an average cost »
Impact on NGN of EU Broadband Access Regulation
The Ladder of Investment Model (*) Comments
?Based on the policy making belief that allowing access costs Cable Operators to different levels of existing
FTTP Operators access network
ULL-based Entrants
Investment (inc. shared access) infrastructure will ISPs on
BSA, IP-IC eventually lead to entrants
Resellers and Service Providers investing in their own access network.
?Developed in late 2003, and Network elements in the value chain Backhaul Subscriber applied retrospectively to Services IP Backbone
/ DSLAMs Line justify regulatory intervention
“Access Products introduced sequentially (starting ?The real issues are the from the lower rungs of the ladder)”
relative price points for each
Source: (*) Martin Cave and Ingo Vogelsang. November/December 2003. “How access pricing and entry interact”. service, migration and Note: BSA = Bit-Stream Access (A variant of Wholesale ADSL), IP-IC = IP Interconnect (Wholesale ADSL with IP switching costs Interconnection)

Impact on NGN of EU Broadband Access Regulation
The European Reality Lessons Learned
?In Denmark: The introduction of ?Migration is NOT happening: Where Bit-Stream Access combined with new entrants invest in assets following Cost-based pricing of the local loop the Regulator’s commitment to a has lead to a standstill in the take- strategy, the Regulators feel obliged to up of LLU: players are now moving protect the investment made by the down the ladder new entrants
?In France, most independent ISPs ?The ladder is a recipe for regulatory disappeared following the arbitrage and undermines new introduction of cheap ULL investments: Overly interventionist ?In Sweden, Germany and the concept which requires the Regulator Netherlands, large scale market to actively intervene to structure the entry was possible without use of market and thereby determine the bitstream products. business strategy of the various players . ?Now in Germany, ULL-based operators are objecting to the ?As a consequence, New Entrants adopt introduction of wholesale line a « wait and see » attitude towards rental new investments.
Impact on NGN of EU Broadband Access Regulation
EU Commission Intent EU Regulation Reality
???Initiative to accelerate broadband Disconnect the Exception of a few countries penetration across the EU (Sweden, Germany), competition is service-based (resellers).
on promoting platform-based Access Innovation in Fixed competition to secure innovation and line has not occurred (No new standards sustainable competition for fixed line Broadband)
Emerging View
assets are becoming replicable thanks to technology innovation, and therefore, promoting platform-based competition involves withdrawing (or not imposing) mandatory access.
example: Deutsche Telecom recently presented a plan to invest EUR3bn to develop FTTP in Germany. RegTP, the German Regulator and the German Government are arguing with the EU for the need to stimulate innovation by encouraging and protecting investments in NGN platforms.

Supporting Material
Measuring European Regulatory Efficiency in Developing Broadband Markets
Key Criteria
of Services
Prices for Consumer and Businesses competition through platform competition

Broadband Penetration in Major Economies
Source: OFCOM -The Communications Market 2005. August 2005
Broadband Penetration in Major Economies
Germany
Source: RegTP. Data as of January 2005

ADSL Prices in Major Economies
Source: OFCOM -The Communications Market 2005. August 2005
Business Prices in Major Economies
Prices for small business Fixed lines
Source: OFCOM -The Communications Market 2005. August 2005

Broadband Platform Competition
Source: OFCOM -The Communications Market 2005. August 2005
References
?Ofcom: “Local loop unbundling: setting the fully unbundled rental charge ceiling and minor amendment to SMP conditions FA6 and FB6 Consultation document”, 7 September 2005 ?ARCEP: “Notification à la Commission européenne du projet de décision définissant la méthode de valorisation des actifs de la boucle locale cuivre ainsi que la méthode de comptabilisation des coûts applicable au dégroupage total”, November 2005 ?Commission Communication “i2010 – A European Information Society for growth and employment”, COM (2005) 229 final, p. 4 f.
?Extended impact assessment to the i2010 Communication, SEC(2005) 717/2, p. 30 ?ERG [European Regulators’ Group] remedies CP, ERG (03) 30rev1, p. 69, which talks of the “..generally held view that to promote innovation, ?Growth and efficiency all the way through the value chain, infrastructure based competition delivers more sustainable consumer benefits in the long run.”; OECD Working Party on Telecommunications and information services policies, The development of broadband access in OECD Countries , October 2001, p. 4 ?Martin Cave and Ingo Vogelsang. November/December 2003. “How access pricing and entry interact”. Telecommunications Policy, Volume 27(10-11), pp. 717-727.
?ERG [European Regulators’ Group] Broadband market competition report, 25 May 2005, ERG (05) 23, in the following “broadband report” ?ETNO — Reassessing the ladder of investment, November 2005

John Stanhope Chief Financial Officer Financial Impacts of Regulation New services & Investment &
While Telstra seeks to invest, innovate and customer experiences innovation improve .... .... the ACCC decisions stifle investment &
Australian
innovation, and focus on re-distributing telco industry value. market
Key regulatory issues & impacts outlined Australian Quality here include: competitiveness improvements
Telstra aspirations
? Current and pending regulatory decisions have material, negative impacts on Telstra’s value. Multiple, inconsistent Non-compensatory regulators & pricing
? The ACCC ULL pricing decisions are the latest in regulations a series of non-compensatory pricing decisions.
? Operational separation has potential to further erode Telstra value. Settings that
Pervasive & high cost ? Overall, despite many years of regulation, the stifle investment &
intervention, even in innovation
long list of ACCC pricing inconsistencies denies competitive markets investors any certainty over pricing and returns.
Regulatory reality

Facts and Myths Myths Facts
Optus claims that Telstra has previously $68m was an estimated 05/06 impact as quantified the impact of ULL at $68m as opposed to any estimate of future impact, opposed to $800m p.a. which has been consistently stated to be approx $800m in 2009/10 based on a $13 (ACCC) versus $30 (Telstra) Band 2 access price. The 05/06 figure is small as ULL is only now approaching a mass market roll out.
ACCC claim that the main point of difference Telstra believes the cost of providing ULL is between ACCC and Telstra ‘s ULL pricing is in some $491m more than the ACCC’s upper relation to a relatively small amount of IT and limit calculation. systems costs ($20-$25m).
Telstra’s potential loss in revenue in Band 2 is The major impact on Band 2 revenues is the significantly overstated as Telstra will not lose flow through of lower retail access prices all Band 2 customers across all Band 2 customers. So it is not so much lost customers but price reductions to match competition which leaves less cash investment for future innovation.
Facts and Myths Myths Facts
Telstra can increase Retail prices to Under current market conditions Telstra cannot increase all its fully recover costs in Band 4 (rural retail prices to fully recover costs ($144) when competitors are areas) paying effectively capped costs of $45 (avge) reselling off Telstra’s network through wholesale Basic Access, OTA, LCS & Broadband.
In calculating metro/rural access Based on the ACCC’s costing, Telstra incurs costs in Band 4 of $144 subsidy within Band 4 there is a per SIO. However, wholesale customers can use this copper fundamental mismatch between access network by paying Telstra approx $45/SIO average (this is Telstra’s costs of $144 per month in for resale services). Based on the copper network costs alone, the providing ULL and $45 per month subsidy to wholesalers for these services is therefore $99 per SIO. Retail customer revenue.
While it is true that Telstra has Retail services in Band 4, resale access pricing effectively prevents Telstra from fully recovering its costs from retail customers. As noted above, Telstra cannot increase its retail prices to fully recover costs when competitors are allowed to offer services and pay costs of only $45. Band 4 customers are subsidised by Band 1, 2 & 3 customers.
# $45 — This is a blended wholesale rate that includes telephony and a percentage of DSL.

Regulatory Pricing – Estimate Of 05/06 Wholesale and Retail Revenue Impact
Telstra estimate of revenue impact of regulatory decisions that have already been made, or are pending
$ m
-$50
-$100 -$73 -$68 -$97 -$89 -$150
- $847m -$200 in 05/06
-$213
-$250 -$300
-$307
-$350
PSTN Local Local Retail Mobile Pricing OTA Call Call Price Terminating of ULL –priced Resale Override Controls, Access – below below priced – impact of rate decline average efficient below OTA/LCS new CPI price flow costs ie cost efficient arbitrage – 2.5% through $22 cost Band2
Key assumptions are stated in supporting material
Band 2 Revenue Loss & Band 4 Cross Subsidy
Band 2 Revenue Loss Band 4 Cross Subsidy
There are approximately 7.5m There are approximately 715k services within Band 2 services within Band 4 If ULL access prices fall from $22 The ACCC has estimated the cost to $13 in Band 2 competitors are of providing ULL to these likely to flow this through to customers is $144 per month.
Retail prices in an attempt to win Wholesale competitors can resell share. Telstra’s PSTN & Broadband access
Telstra will be forced to reduce for around $45 per month Retail prices accordingly to (average). maintain its market position. ?This equates to an effective Band Therefore Telstra’s stands to lose 4 cross subsidy of $99 per month $9 per month revenue across or over $800m (715k x $99 x 12 both it’s Wholesale and Retail months = $800m+). base.
This equates to approximately $800m ($9 per month x 12 months x 7.5M = $800m+)

ULL Pricing Creates a Ripple Effect Across Markets
Broadband Wholesale revenue drops share impacted
New arbitrage Mobile rates ULL pricing competitors; take revenue fall decision: below with minimal investment economic cost Higher overall Rate-arbitrage competition churn drives down retail prices: PSTN/BB prices decline Higher operational cost
Multi-year ripple effect
Economic Impacts of Regulation: ULL Example
Revenue (cash) Impacts:
The table below quantifies the 1 st and 2 nd order impacts of ULL
Band 2
ULL Average Price Assumptions FY 07/08 FY 09/10 $30 $13 Delta $30 $13 Delta 10yr DCF $m $m $m $m $m $m
1st Order
Decline in Wholesale PSTN/BB Resale Revenue -707 -707 — -1,068 -1,068 -
Increase from ULL Revenue Stream 405 190 -215 604 292 -312 $6.1b Reduction in Retail Pricing — PSTN & Broadband -505 -864 -359 -698 -1,167 -469
Total 1st Order Impact -807 -1,381 -574 -1,162 -1,943 -781 2nd Order Reduction in Mobile pricing - -171 -171 - -240 -240 $1.7b
Assumptions:
Competitor build within Band 2 only and ULL penetration rate @ 20% over 10 years
50% of the lower competitor access price are assumed to flow through to retail pricing and is assumed to impact over a 5yr period Mobile ARPU reduces to retain fixed/mobile price parity (assumed @ approx 2.0 times) DCF calculations are post tax and based on terminal growth rate of 1.5%.
ULL penetration the same at both $30 and $13 given size of margin opportunity (conservative assumption)

Impact of ULL Price Levels of $30, $22 and $13
The financial impact of Lower ULL prices is significant.
The incremental first order impact alone on revenue for the company compared to the average price of $30 is in the order of: Band 2 07/08 09/10 For $22 ULL — -$250m -$350m For $13 ULL - -$570m -$780m This impact would be spread across wholesale and retail products. In terms of impact to key Telstra metrics this would mean : 09/10 09/10 09/10 ULL Price @$30 @$22 @$13 Revenue CAGR over 5 years 2.5% 2.2% 1.9% EBITDA Margin 50.9% 50.2% 49.4% NPAT CAGR over 5 years 3.2% 2.0% 0.6% Gearing % 44.0% 47.1% 50.6% ROI % 29.0% 27.8% 26.4%
Competitor Margin Opportunity
Source: Optus Consumer and Multimedia Investor Briefing 5th April 2005

Free Rider Windfall For Telstra’s Competitors By Cherry Picking The Traditional Telecom Cross Subsidy
Effect on Telstra Economics
?De-Averaging assumes Telstra can recoup some of its losses in metropolitan areas by increasing network access charges in regional / rural areas
?But this would require substantial increases in network wholesale prices, with flow-on implications for rural/regional retail prices
?Or a substantial value loss to Telstra if rural/regional retail prices not allowed to rise substantially to compensate
?Or a third alternative which is a new large Government subsidy to the telecoms industry –Optus & ACCC suggestion (i.e. $800m p.a. cash)
Network price economics: ACCC Assumption Reality
Band 4 ULL Price: $144 / month Band 4 access rate set at wholesale rates (cost of copper only) ?? PSTN only: approx. $40/month
?? PSTN / DSL: approx. $70/month
So economic impact on Telstra based on ACCC estimate of ULL costs if rural/regional retail prices not allowed to rise: 715K customers x ($144 — $45(1))/month = in excess of $800m p.a. unrecoverable revenue.
(1) Blended average PSTN and PSTN / DSL customers assuming average 20% DSL penetration
High Speed Data Access Declaration Ripple Effect
Mobile data rates fall New competitors Customer enter acquisition and Telstra no longer retention costs differentiated increase
High speed data Price based services are forced to competition be made available Operational cost
Data ARPU declines increases
BigPond share impacted
Retail PSTN revenue declines faster
Multi-year ripple effect

The History of ACCC Pricing Decisions
After 8 years of price regulation in the telecommunications industry the record of the ACCC shows:
An economic disregard A record of varying A history of “changing for how its decisions A long series of pricing approaches by course” when a pricing align with government internally inconsistent industry, thereby method doesn’t deliver policy (ie wholesale pricing decisions increasing uncertainty & the right results pricing out of kilter with compliance costs retail policy)
Page 71 71
ACCC Telecommunications Pricing Decisions Reflect Years of Inconsistency
The table below shows:
pricing methodologies in use within telecommunications; methodologies being used for substitutable services;
creates “rate arbitrage” opportunities for firms using Telstra’s network to compete pricing decisions that are inconsistent with the government’s retail pricing requirements as expressed in Price Controls and licence conditions.
After 8 years of price regulating the telecommunications industry, the ACCC is further than ever from providing the industry with reasonable surety as to the pricing methodologies it will employ.
Is the retail equivalent Averaged or de- Substitutable Pricing Methodology service subject to Price averaged pricing? Services Control?
Local Call Resale Retail Minus Averaged PSTN OTA Yes PSTN OTA, SSS, LCS, ULL TSLRIC De-averaged Yes BA Resale Retail Benchmarking, MTA Averaged Nil No TSLRIC PSTN OTA TSLRIC De-averaged PSTN OTA, SSS, LCS Yes Basic Access Resale Retail Prices Averaged ULL Yes Not declared, but PART
Wholesale DSL Averaged SSS, ULL No XIB impact

Telstra’s Investment Commitment
ongoing investment Telstra v SingTel Optus dwarfs that of SingTel Optus.
5.0
investment the investment that SingTel 4.0 Optus does make: b) significant proportion is
$
3.0 mobile related.
fixed line investment is:
Capex pa ( 2.0
limited;
1.0
low cost areas (ie metro and CBD);
0.0 2001 2002 2003 2004 2005 high population density
Telstra Optus regions.
Telstra — domestic core capex for fiscal year ending June. investment supports its Optus — capex for fiscal year ending March. Source SingTel cherry-picking strategies, but does Quarterly Management Discussion and Analysis. little to benefit many consumers or the industry.
Optus’ Preference for Resale Over Direct Connect SIOs
Optus continues to add resale customers, while Since December 2003, SingTel scaling down its HFC direct connects Optus has increased its resale customer base by 86,000, while reducing its HFC direct connect 700 customers by 19,000.
650
This pattern of behaviour 600 suggests either: 550 free-riding (in that it is 500 cheaper to buy access from Telstra than to operate its
450 own network); and/or, 400 03 — 04 — 04 — 04 04 — 05 — 05 operator than SingTel Optus, r — 04 g — 04 r — 05 g — 05
Dec — Feb A p Jun Au Oct Dec — Feb A p Jun Au and resale terms and conditions enable SingTel HFC LCR Optus to share Telstra’s economies of scope & scale.
Source: SingTel Quarterly Management Discussion and Analysis.

Access to Next Generation Networks The claim ... ... and the reasons it is opportunistic and wrong copper When Telstra was part-privatised in 1997, the ownership of the network is a legacy copper network (& other assets) was legally transferred to the of its monopoly company, and shareholders bought shares on this basis. Short of history. nationalisation, non-shareholders have no right, nor legitimate claim, to the ownership of or proceeds from the network copper network generates Telstra supplies access to its copper network in accordance with large cash-flows, regulatory requirements, including specified terms and which enable conditions.
Telstra to fund a
The competitive carriers seeking access to Telstra’s NGN did not Next Generation operate in Australia pre 1997, and therefore did not contribute to Network the building of the copper network. Now, again without access contributing (this time to the NGN), they opportunistically seek should therefore the right to benefit from Telstra’s investment. be assured on Telstra’s competitors consist of large multi-national telcos, Telstra’s NGN. many of which could fund their own Next Generation Network.
Instead, they invest elsewhere (eg.s SingTel has systematically invested in Asian mobile businesses while limiting its Australian fixed network investment to high density, metropolitan and CBD areas – ie cherry-picking).
Supporting Material

Basis of Regulatory Financial Impact Estimates
Impact Regulatory Impost What is being measured $m Price Controls
05/06 impact of CPI-2.5% versus roll-over of existing
Retail Price Controls regime (6 month impact) 89 Difference between ACCC rate and Cost Based Pricing of PSTN OTA TSRLIC 307 Pricing of Local Call Resale Difference between Retail Minus v Cost based (LCS) TSRLIC 213
Pricing of Mobile Terminating Reduction in MTA rates with flow through to F2M Access (MTA) and Mobile rates 73 Ability of carriers to selectively use PSTN OTA
Local Call Override (“Local Call Override”) or LCS for local calls 97 Difference between Undertaking (band 2) price of Pricing of ULL $22 v price of $30 (based on average cost ); 68 Estimated 05/06 Impact 847
The ACCC Pricing Methods Change Over Time, Even For The Same Services
The ACCC regularly changes its position on pricing, as the examples below show. ULL pricing
Date Estimated ACCC’s preferred ACCC estimate Implied ULL Implied costs of % cost demand by Band 2 ULL of network costs specific costs supplying ULL reduction
2005 price/month from Mar 2002 Mar-02 400,000 $35.00 $12.00 $23.00 $110,400,000 Dec-03 140,000 $22.00 $12.00 $10.00 $16,800,000 84 Jun-05 43,811 $13.00 $12.00 $1.00 $525,732 99
To counter any risk of over- or under-recovery of ULL costs, Telstra suggested a reconciliation fund and process. The ACCC rejected this, thereby exposing Telstra to under-recovery of its costs of supply. Notably, access seekers face no such risk. While the ACCC recognises an access deficit on PSTN services, it does not for ULL pricing, even though ULL is also a PSTN based service.
From the date ULL was declared, the Commission has calculated ULL prices on the basis that Telstra’s competitors using ULL should bear these costs, as they are responsible for the costs being incurred. However, in its Draft Decision in August
2005, the Commission completely departed from this approach and opted for an approach whereby the majority of these costs are allocated to Telstra, reducing the level of costs included in the ULL price substantially.
MTA pricing
GSM terminating rates, based on “retail benchmarking” were established in the ACCC’s July 2001 pricing principles paper. In June 2004, on the basis of prices not declining as much as anticipated under the pricing method, the ACCC moved to TSLRIC as its preferred pricing methodology.

Phil Burgess Group Managing Director Public Policy & Communications
Question & Answer

THANK YOU

2 December 2005	Office of the Company Secretary

Level 41
The Manager	242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra Regulatory Briefing Transcript
In accordance with the listing rules, I attach a copy of the transcript from yesterday’s Regulatory Briefing, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited
Regulatory Briefing
1 December 2005
Transcript
PHIL BURGESS: I want to welcome everybody to the Regulatory Workshop, which is the final event of the Investors’ Day, which began on 15 November. I want to make sure — is everybody here who is supposed to be — is there anybody who is not here? No. This is a very important day for us because regulation is the wildcard in Australia’s telecom future. It’s also the wildcard that will shape the future of Telstra. We are holding this session primarily to explain the “red asterisk” in the presentations by Sol and his team on Investors’ Day. The “red asterisk”, you’ll recall, said: “Subject to reasonable regulatory outcomes.” We are also holding this session to help the investor community and the media to understand the background of issues involved for Telstra and the communications industry.
Unfortunately, too many believe that regulation is somehow a political plaything and unrelated to business. Hardly a week goes by that we don’t read in the paper that Telstra should “get on with the business”, or “manage the company” and, “leave regulation to the government.” Regulations determine how we can run our business, regulations are an integral part of our business. Or we read that “Telstra complains a lot but the government doesn’t know what they want” in the way of regulatory reform. Well, we’ve had, literally, hundreds of meetings over the past several months on those very issues. So today we will try, once again, to state the problem, to outline the solutions and to do our best to take one more step to help everyone understand a complex issue.
Today is an information session, nothing more and nothing less. We have three purposes today. First, we want to show, as clearly as we can, the scope of regulations in the telecommunications industry, many of which apply only to Telstra, and how regulations have reduced investment in Australia’s telecom industry already, and threaten to do so in the future, and to show the negative impact of regulation on Telstra’s business and how over-regulation and redundant regulatory interference destroys shareholder value.
Second, we want to provide a clear map for a responsible regulatory regime in Australia. We want to show how positioning Australia for increased growth, productivity and competitiveness in the 21st century requires reasonable reform, and that creating a pro-consumer, pro-investment, pro-innovation, pro-jobs business environment for Australia requires attention to changing regulations.
Our third purpose is to clearly outline the regulatory reforms that Telstra needs to execute all the elements of its plan for the future, as detailed by Sol at the Investors’ Day on 15 November 2005, two weeks ago.
Once again, this session is about business, our ability to serve customers and to create wealth for shareholders, more than 1.6 million Australians, many of whom have a stake in Telstra shares to help fund their retirement. We want Telstra to prosper. They need Telstra to prosper, and it is one of our duties to help them meet their needs.

How do we do that? As Sol pointed out repeatedly during the Investors’ Day, there are only two ways to improve the financial performance of a company. These are to increase revenues or decrease costs. Revenue growth and cost take-outs are shaped by many factors, but three of the most important are the management of resources, including people, technology, information systems and the like, the quality of the workforce and the business environment. In Telstra’s case the Board hired new management, which started on 1 July and presented a plan for a new Telstra on 15 November. The Telstra workforce is strong and with good talent at every level. But owing to the burden of market distorting over-regulation, the business environment for Telstra is not as you would expect it to be or want it to be if you were an investor.
Today Telstra, and the telecommunications industry as a whole, are being damaged by regulations that can only be described as onerous, outdated and intrusive. In the case of Telstra, the expansion of regulatory authority that has been proposed but is still being considered, is among the most intrusive in the OECD countries. It is as if the public policy is being used to privatize the ownership, yet remain in control of the assets and seek to make Telstra’s shareholders subsidize the competitors of Telstra. Rationally you would expect that you can’t have it both ways. Telstra is either a publicly-owned entity or not.
Let’s examine over-regulation and the problems it creates. First, over-regulation reduces investment. Competitors prefer reselling Telstra to building their own advanced infrastructure it’s cheaper, given they don’t have to invest in their own infrastructure. It’s one reason why Australia is in the bottom quartile of the OECD countries on infrastructure development.
Over-regulation reduces consumer choices. It stalls responses to changing customer needs. It slows, or stops, price reductions and bundling. It undermines competition. In short, it denies consumers more choices, lower prices and a more customised combination of services. Over-regulation stifles innovation. It discourages investment where successes can’t be harvested. It discourages facilities-based competition. It discourages differentiation. Finally, over-regulation creates competitive imbalances. It imposes financial burdens on some, but not on others. It imposes restrictions and requirements on some, but not on others. It results in asymmetric regulations that violate the principle of competitive neutrality.
So getting on with our program today, let me just introduce my colleagues. Kate McKenzie is Deputy Group Managing Director of Public Policy and Communications and our lead negotiator on regulatory reform. CFO, John Stanhope, and Deputy CFO, Tarek Robbiati, will show how regulations, including key proposals that are still awaiting a decision by regulatory or governmental authorities affect our business and our industry, and how they also, if not changed, will increase costs, decrease revenues, destroy shareholder value and require Telstra shareholders to subsidize our competitors, many of which are large, global, multinational companies.
The presentations of Kate and John are supplemented by a summary of lessons learned in the US about investment patterns, bankruptcies, the declining health of the telecoms industry and other economic and business pathology as the US travelled down the path of mandatory unbundled local loops. This summary is by Dr Jeff Eisenach, who is Chairman of the US-based CapAnalysis, and a highly-regarded telecoms expert.

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Like Eisenach, Deputy CFO, Tarek Robbiati, has broad experience as a telecom executive in nearly a dozen countries. Tarek will summarise the lessons learned from the European experience.
At the conclusion of these presentations, we will take questions, first from the analysts, and then from the media. Kate.
KATE MCKENZIE: Well, thank you very much, Phil, for that introduction.
As Phil mentioned, like most businesses, there are two main levers that we can pull to maintain prosperity, either increase revenues or reduce costs. Regulation, at the moment, is hampering our ability to do either. The myriad of current red-tape-type regulations are increasing our costs and the telecommunications-specific access and competition regimes are reducing our revenues.
To add this, a number of these regulations are applied only to Telstra, such as the operational separation regime and the local presence plan requirements. We are currently consulting on our local presence plan, but we are the only Telco required to produce such a plan. In practice, we believe it will achieve very little, except more words on paper. Our commitment to rural and regional Australia is clear, but the plans will not help that. I think these days, even Telstra’s greatest detractors appear to accept that we are over-regulated and that that is becoming an increasing problem in a telecommunications environment where the industry is evolving.
As most of you would have heard from our CEO, Sol Trujillo, Telstra has identified three major areas for investment coming out of the strategic review. Firstly, upgrading the core network. Second, upgrading the fixed access network, and third, rolling out a single, national 3G wireless network. Sol also made it clear that these plans are contingent on the regulatory settings. The fixed access network investment is the one most impacted by regulatory outcomes, although regulatory issues are still not unimportant for the other investment proposals.
Today we want to run through the main regulatory issues and explain the kind of outcomes that we believe are necessary before the company will be in a position where it feels that it can risk shareholder funds on the fixed access network upgrade. The key regulatory decisions involved are the terms and conditions attached to the provision of ULL, whether or not our investment in Next Generation Networks is declared, and, therefore, required to be resold to competitors on regulated terms and conditions, as opposed to commercial terms and conditions, and thirdly, operational separation, and in particular whether that regime will be restricted to the core services provided over the copper network, or whether it is extended to new services. Also important is the extent to which it might prevent us from providing the kinds of integrated services that Sol and the senior management team described at the Strategy Day.
Unsurprisingly, poor regulatory decisions which do not allow the company to earn an adequate return on investment and reduce our flexibility, oblige the management and the Board to consider the wisdom of such investments. As Jeff and Tarek will outline, similar issues are being faced in other jurisdictions. We’re not alone in this regard. Governments and regulators around the world are struggling to get the balance right between intervening to encourage competition, and letting the market determine the best ways of investing for the future. In the US, and it appears now also in Germany, the balance is tipping in favour of letting

3

the market decide, with some encouraging results.
So what is Unconditioned Local Loop, or ULL? This slide shows what is involved in provisioning a ULL service. Essentially, it involves the competitor piggy-backing on the Telstra network by installing a piece of equipment known as a DSLAM in a Telstra exchange, attaching Telstra’s copper pairs to a competitor’s tie cable and linking the copper pair to a competitor’s network, so that they can provide both voice and data services to their customers. You will have noticed some of the equipment laid out at the back of the room. This is some of the gear that’s involved in providing such a service. We also have with us here today one of our network engineering experts, Mr Dennis Mullane, who is seated here in the front row. For those interested, at the end of the session he’ll be available to answer any questions you might have about the network aspects of ULL. I would encourage you all to go up to the back of the room and have a look at the practical reality of what’s involved here. I think sometimes we get so carried away with the theoretical arguments around all of this, we forget that there is a practical reality involved in the provision of these services. Of course, in practice, what’s involved is a lot more complex than what I’ve just described. From making space available in the exchange, to ensuring that power, back-up power, air-conditioning is provided, to ensuring that the right loops are attached to the right wires, ensuring that customer service to all the customers is not interfered with throughout, involves a lot of planning, a lot of effort, energy and cost.
So moving on then: Since 1998, when the ACCC first investigated the provision of local loop unbundling, there has been contention regarding the right way to price the service. Telstra has lodged undertakings at increasingly lower prices in an effort to gain some commercial certainty. Each time those undertakings have been rejected by the ACCC and each time, in responding to those undertakings, the ACCC has suggested lower and lower prices for the provision of this service. Most recently, in August this year, the ACCC suggested prices in band 2 more than 40 per cent lower than those they had endorsed less than a year earlier. In effect, the regulator keeps revising the prices downwards.
You will note that as far back as 2003 Telstra lodged an averaged undertaking for ULL. That moves us over to the second contentious issue: Besides the price of ULL, the structure of ULL prices is also something that has been argued long and hard about. That comes down to whether the price should be averaged or de-averaged. Now, no-one is arguing with the proposition that the cost of providing the service in rural and remote areas is greater than it is in metropolitan areas. The problem is, the same is true for the provision of the services ULL is used to provide at retail. Policy, however, requires that those retail prices are averaged across the country. Telstra accepts that in a country like Australia, as in many other parts of the world, requiring averaged retail prices is a perfectly reasonable policy for the government to impose. Telstra has been, for many years, and continues to be, committed to providing services to the whole of Australia. However, as the OECD makes clear, you can’t have it both ways. If you want to average at retail, you must do the same at wholesale, to make things work. Telstra believes that its costs of providing ULL, on an averaged basis, are around $30.
I think a number of questions have been raised about the fact that our current undertaking that’s before the ACCC actually includes de-averaged prices. I just want to make clear here, today, that that was lodged in response to the ACCC’s clear advice that they would not accept an averaged undertaking, and that’s really why we’re seeking policy intervention from the government. We think that’s the only way to resolve this issue about averaging versus de-averaging.

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The consequences of a different policy are not hard to trace. Prices in rural and regional Australia will need to rise at retail if we go for a de-averaged ULL price. Competitors will only build in band 2, which covers mainly the metropolitan areas. This will impact negatively on both wholesale and retail revenues in the populous parts of the country, further reducing our capacity to fund the ubiquitous network. It will also result in reduced incentives to invest. John Stanhope will further elaborate on this in his presentation.
The second key regulatory issue affecting Telstra’s network investment plans is the extent to which Next Generation Networks will be captured by the legacy PSTN regulations. The problem for telecommunications is that the telecommunications-specific access regime imposes much greater risk of poor outcomes than does the general access regime that applies to most other industries. In electricity and gas the test for whether access should be granted is essentially a natural monopoly test. In telecommunications access is determined where it would promote competition. In practice this delivers quite different results.
Also, another distinction that exists in the access regime relates to the distinction between infrastructure and services. In telecommunications it’s the services that are provided over the infrastructure, rather than the infrastructure itself that gets declared. This can lead to some quite uncertain results for companies who are investing. Telstra considers that in future, significant investment in new networks should be exempt from declaration under the Telco-specific regime. There are many ways that this could be achieved, but the principle is clear: Legacy regulation for legacy network, new arrangements for new networks.
As you can see from this slide, there is already an extensive list of declared services, which has grown over time as the nature of the telecommunications industry and the services that it provides have evolved. These are services that everyone has access to today, and they will continue to have access to these services. We are not arguing at all for any change to this list of declared services. What we are arguing for is a different set of arrangements for the future.
So, again, Telstra accepts that the current set of declared services are likely to remain regulated. But we do not accept that legacy regulation should apply to new infrastructure and the services provided over that infrastructure in a world where any and all of our competitors are free to build their own competing networks. Moreover, the international evidence is increasingly clear: If you prevent regulators from giving cheap access to new networks, you get much more investment in new networks, both by the incumbent and by competitors. In our view it’s much better to let the market sort these things out, rather than regulators. What is required is reform of the telecommunications-specific regime, so that it applies only to legacy services. New investments should be regulated by the same provisions that regulate every other industry in Australia. That means no new services declared under Part XIC, the access provisions, Part XIB, the competition notice regime, being limited to the existing declared services, and new services not included in the operational separation regime. If it’s good enough for gas and electric, it ought to be good enough for Telco.
I should also note some comments from the ACCC and others in the recent days, that we should use the existing legislative framework to seek exemption for these new investments. The problem is that history shows that if we do that, we’ll still be here, arguing, in two, three, four, maybe even five years’ time. That is simply not an arrangement that can work in an environment where the company is in a position where it wants to make decisions now about whether or not to invest in

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these networks. It’s not satisfactory that we need to go through a process that takes years and years and years. I guess as the Foxtel experience taught us, you cannot actually invest while you’re going through those exemption applications because the court will determine that you’ve already made your decision to invest and therefore you can’t get the exemption. So, unfortunately, we get caught in a catch-22 situation.
Moving now on to operational separation, the third key regulatory issue affecting Telstra’s network investment plans. We have always felt that operational separation is a solution looking for a problem. We accept that, despite that view, the Parliament has passed legislation imposing it. Our focus, now, is in trying to ensure that it’s executed in a way that does not reduce our flexibility or add too substantial a cost burden to the business. One of the ways that that can be achieved is by limiting the services that are subject to the regime on both price and the non-price side. In Telco speak, this means the list of designated services should be confined to the core services provided over the copper network, namely local call resale, originating and terminating access, unbundled local loop, spectrum sharing and wholesale layer 2 ADSL, up to and including 1.5Mbps. We think those are the services that there can be legitimate arguments in relation to equivalents and transparency, and we don’t think the regime should be extended any further than that.
In conclusion, Telstra proposes groundbreaking investments that will shift Australia into the digital future. We believe that it’s important for the future productivity of the country. The fixed access network upgrade can only proceed if we have averaged ULL pricing at a fair price, new infrastructure subject to general regulation, not industry-specific rules designed to guarantee access to the legacy network, operational separation regime that is constrained to legacy services. If these conditions are not met, Telstra shareholders can’t fund the fixed access network upgrade. Thank you.
PHIL BURGESS: Thanks, Kate.
Let me just amplify one point, and that is to invite everyone to come to the back at the breaks, or at the end, to talk to Dennis about any of the displays we have back there. Because a lot of times we talk about these issues and never see what a DSLAM is or never see the room that it’s housed in, that that room involves space and power and air-conditioning and all the other maintenance requirements. There are large costs involved in those and it kind of helps, I think, just to look and see what we’re really talking about.
The other thing, I wanted to just say a word about the slides. We had to make some hard choices this week about whether to maximise the information or try to win a prize for visual aesthetics. We went to the point of trying to maximise the information for your take-aways. So some of those, I know, are going to be hard to read for people in the back, but that’s why we’ve provided handouts.
Our next speaker will be Jeff Eisenach, who is in the US. Jeff, take it away.
JEFF EISENACH: Phil, thank you very much. It’s a pleasure to be with all of you. I wish I could be there in person.
But I’ve been asked, today, to talk about the impact of unbundled or unconditioned local loop mandates in the United States. We were among the first to embark upon that set of policies, we’ve been the first to experience, or among the first to

6

experience, its failures and its costs. Those costs have been large and substantial. Maybe most important, in terms of the take-aways from my presentation, I want everyone to understand, most importantly, the fact that the Federal Communications Commission and State Public Utility Commissions in the United States have now very substantially changed course and the results of that change in course, going in the opposite direction, have been very positive.
If we can go to the first slide in terms of the background very quickly. We were among the first to embark upon what we called ULL or, Unbundled Network Element Policies in 1996, with passage of the 1996 Telecommunications Act. We mandated ULL for telecom services. We did not mandate it for cable modem services and we left the question of fibre optic services, Next Generation Networks, unanswered in 1996.
The Federal Communications Commission issued overall regulations in August 1996 and state PUCs, who are responsible for implementing the details of the rules, which is to say putting in place the specific prices for ULL, began issuing those rules in 1997 and 1998. It’s been an evolving process and an important part of that process has been literally years of litigation, going to the Supreme Court on several occasions. That litigation only has just now come to an end in 1994(sic).
If we go to the next slide. It’s important for everyone to understand that we did not go into our ULL experiment in any way half-heartedly. We were fully committed to the notion of making the ULL business model succeed. We mandated not only that the local loop would be available for resale, but also that switches and transport would be open for resale. We bundled those three elements together in what we referred to as the “Unbundled Network Element Platform” or UNEP. That was an extremely attractive proposition for what we referred to as “Competitive Local Exchanged Carriers”, CLECs, the new entrants. They were able to buy all of those elements together and enter the marketplace with a very minimal investment in facilities.
Prices were set also very aggressively, initially at 50 per cent of operating costs, and then were reduced further, over the course of the ensuing five years, to levels that were at 30, 40 per cent of operating costs, and even less than that as a percentage of revenues for the incumbent carriers. Lest there be any doubt, our chairman of the Federal Communications Commission at the time the Act was implemented, Reid Hunt, wrote later, in his book, that he sought to give the competitive local exchange carriers: “A fairer chance to compete than they might find in any explicit provision of the law.” That might explain why we had so much litigation in the ensuing seven years.
If we now move to the next slide we see ULL rates as they were initially set out by the State Public Utility Commissions as a percentage of operating costs and as a percentage of revenue. We see that, for example, SPC was recovering 39 per cent of the revenue that it lost when a ULL loop was sold. It was recovering about 39 per cent of that revenue that it would have received had it retained the retail customer, and only about 49 per cent of the operating costs of those loops. These were numbers that were put out by a number of investment banking houses. All of them came in, in the same arena, so these are independent figures.

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Then, moving to the next slide — and this is just a snapshot of 2002 and 2003 — we see that those rates were lowered further as the process ensued, and, frankly, as the CLECs were unsuccessful in making money at the initial rates. So they kept trying to get the rates to a level at which the business model would work. They were never successful in doing that.
Moving to the next slide and looking at the results of our experiment with this: We had entry by, probably, 100 major CLECs, a total of 300, some of those more active than others. The significant ones raised about $450 billion in high yield debt, and that’s not counting equity capital and other forms of capital that were raised. Their business plans — and this is an essential element, I think, of the ULL business model — largely focused on cream skimming. You go to markets where costs are low and prices are high and try to play the difference off between the two, and that involved, in the United States, business markets and central business district cities.
Most of the capital that was raised by the CLECs was invested in aggressive marketing campaigns and other kinds of overhead costs. The best estimates are that only about $50 billion of the money raised by the CLECs was actually invested in telecommunications facilities of any kind. Virtually all of those companies ultimately went bankrupt. The one important exception to this entire story is that our cable sector, which was never in any significant way threatened with open access or unbundling requirements. It was deregulated from the outset, in 1996. Our cable sector has been a remarkable success story, investing, from a standing start, with an analogue infrastructure in 1997/1998. They invested $75 billion converting that into a digital broadband infrastructure and have been extremely successful. This was, of course, the one sector that wasn’t regulated and did not rely on unbundled local loops.
If we go to the next chart we see a map of CLEC high yield debt issuance over the course of the five-year period, 1996 to 2000, and how it peaked in 1998, with $143 billion in capital, a total, again, of over $450 billion.
If we go to the next chart. This one I want to stop and pause on for just a second because it’s very important to understand that the central public policy objective, the central thesis behind a ULL approach in telecom policy is what’s commonly referred to as the “Stepping Stone Thesis”. The thesis is that if you allow people to enter the market with less than the need to build out a complete telecommunications network, but instead to go part way, as it were, to a put DLSAM in a central office, that this will serve as a stepping stone for them to later engage in full-scale, full-fledged infrastructure investment, based on a competing network. In our case, and, as far as I know, everywhere in the world, that Stepping Stone Model has not been borne out by experience. To the contrary. What we see in this chart is that over the course of the four years, December 1999 through 2003, the proportion of lines operated by CLECs which were their own lines, lines in which they were using their own facilities, declined dramatically, while the proportion of lines which involved the use of ULL increased dramatically. One would have expected the opposite to occur if the stepping stone theory was in fact working. The evidence here is that it didn’t work, and my understanding is that if you look at Optus and some of the competitors in Australia, you have the same phenomenon of companies actually moving customers off of their own networks, as they were doing here in the United States, and moving them on to a resale regime because the profits from reselling the incumbent’s infrastructure exceeded the profits from building out their own or even operating one.

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Moving to the next slide, we see a chart that probably lots of people have seen one version of or another in the past. This is US Department of Commerce data on investment in telecommunications equipment. What we see is that investment increased during the middle and the late part of the 1990s, and in 2000, of course, hit a wall and fell off dramatically by over 40 per cent. We’ll see the consequences of that. Let’s go now to the next slide.
Many people will also remember the unpleasant days of 2000, when in the United States our NASDAQ stock market collapsed. What we were seeing there was the collapse of firms like Lucent and Nortel and Cisco and telecommunications equipment manufacturers who lost a $1 trillion in market capitalisation over the course of 2000. Incidentally, that event was provoked by the announcement by Lucent that it had actually been financing itself to competitive local exchange carriers to pay for their DSLAMs, essentially saying, “We will give you a DSLAM on credit and you can pay for it over time.” What happened was, by the middle of 2000 many of the CLECs were not making payments on its loans. When Lucent announced that in a report in the late summer of 2000, that was the event which provoked the meltdown, as it were, in telecom market valuation.
Moving to the next slide, we see just the path of destruction, as it were, in this 20-month period that I picked out here. We see 38 CLECs going bankrupt, and, as I mentioned, virtually all of the CLECs went bankrupt in the United States over time.
Moving to the next slide, we see, as I said, the other side of the story, which is that the one unregulated sector, not subjected to ULL requirements, not subjected to the other open access requirements and not relying on ULL requirements, was our cable sector, which very aggressively built out. As a result, we have the anomaly of the sector, which is a broadband sector which is actually dominated by the cable providers, and where DSL ADSL services are far in the rear in terms of market penetration.
Moving to the next slide: What’s the verdict? I don’t think you can have any other verdict on this experiment, except that it was a failed experiment in the United States. Virtually every one of our CLECs went bankrupt, investors lost hundreds of billions of dollars. Equipment sold at 5 to 10 cents on the dollar, so as these things went into bankruptcy, the equipment that they had purchased for $10,000 was selling for $500 or selling for $1,000. The biggest ULL players, two great institutions, AT&T in particular, one of the great commercial institutions of all time, no longer existing today as independent companies, the MCI story, World Com story, being well-known to everyone. Undoubtedly, this experience was a major contributor to the 2001 recession in the United States. The US economy — and it’s worth stopping to hear the number and to let it sink in for a second — the US economy lost 600,000 telecommunications jobs in 2001 and 2002. So we did pay a very heavy price. Again, it’s important to understand that the one sector we did not regulate is the one sector which was successful, that being the cable sector.
So let’s move on to the next slide and make the next set of points, which I think are so crucial, particularly, I hope, for the regulatory agencies in Australia to understand. That is that in the United States we have now adopted a new approach and it’s a very different approach and, as I’ll talk about at the end, it’s been a very success approach.

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We began the process of scaling back unconditioned local loop mandates and, in particular, we no longer have the uniplatform I mentioned earlier, we’ve taken switching out of that. Transport is also largely no longer required to be unbundled and resold. With respect to the last mile loop, which I think everyone agrees, continues to be, in some cases, an essential facility and at cost, at an appropriate level should be resold. What we’re seeing is our State Public Utility Commissions are now beginning the process of raising ULL prices for the local loops back to a level that more closely reflects the actual cost of providing those services.
The next set of bullets goes to the fact that we have now, in the course of three years, deregulated the broadband infrastructure, which is to say exempted the broadband infrastructure in the United States from unbundled local loop requirements, beginning with, first of all, capable in 2002. I mentioned at the outset, it’s never been seriously threatened by open access requirements, but in 2002 the Federal Communications Commission formalised the fact that it would be exempt from ULL requirements going forward. Then, and this was, I think, the crucial decision in August 2002, the FTC exempted fibre to the kerb and fibre to the home investments from unbundling requirements on a going forward basis, creating a safe harbour for fibre investments. Then in 2005, just a couple of months ago, they took the next step and exempted DSL from unbundling requirements. As I say, the upshot of all of that is the safe harbour for all investments in new broadband facilities is now firmly in place in the United States and not likely to be reversed. It’s not a conditional safe harbour, it is a safe harbour which is a formal finding in the Federal Communications Commission, and it is not a time limited safe harbour, it is the expectation going forward and investments are being made in the United States on the basis of that expectation, that those facilities are not and will not be subject to ULL requirements in the future.
Moving to the next slide very quickly, we see the reversal in the trend of ULL prices over the course of the last year and a half. This is a trend I think people expect to see continuing as there are ongoing rule making proceedings, rate setting proceedings in a number of states. We have begun the process of getting the price for that last mile local loop back to a level that more clearly reflects costs.
Now if we go to the next slide in this next series of slides. What I want to do is make the point as clearly as I can, not in my words, but in the words of the Federal Communications Commission about its conclusions at the result of what has now been a 10-year experiment, a nine-year experiment with ULL and the costs of ULL mandates and the benefits of going in other directions. First of all, the FCC has now found that ULL reduces investment and says, in its September 2005 proceeding, that: “The record shows that the additional costs of an access mandate diminish a carrier’s incentive and ability to invest in and deploy broadband infrastructure investment.”
Moving to the next slide, the FCC has found that a safe harbour for DSL and fibre and cable, but in this proceeding talking about DSL, will encourage risk taking: “Eliminating mandated access to the DSL,” it says: “... will make it more likely that wire line operators will take more risks in investing in and deploying new technologies than they are willing to take under the current regime.”
Moving to the next slide. The FCC has now specifically found that mandated sharing impedes innovation. Requirements that would guarantee ISPs access to wireline broadband transmission would impede the development and deployment of innovative wireline broadband internet access technologies and services.

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On the next slide we see that the FCC has also concluded that mandated sharing is not necessary for competition to take place. That’s an important finding. Facilities-based wireline carriers have incentives to make, and indeed already make, broadband transmission capacity available to ISPs absent regulation. That’s important for everyone to understand, where ISPs, where content providers add value, telecommunications carriers have every incentive to include them in the package of services that they offer and to share the revenues that are generated by the value added by those firms. That’s the outcome that’s likely to take place in Australia, certainly it is the outcome that has taken place here in the United States.
Finally, among these quotations from the FCC — and this again is an important one from the perspective of Australia because Australia does not have the footprint in its HFC plant that the United States has. I think that’s important because the regulatory regime has given incentives not to invest in that plant. But having said that, that plant is not there today and people sometimes say to me, “But what about the cable plant in the United States? Isn’t that different? Doesn’t that mean that we need to keep our ULL policies?” Well the FCC has found that it’s not just cable, the FCC has found that the threat of competition from other forms of broadband internet access, whether satellite, fixed or mobile wireless, yet to be realised alternatives, like broadband over power line, which is, today, being realised in some places, will further stimulate deployment of broadband infrastructure. These emerging broadband platforms exert competitive pressure, even though they currently have relatively few subscribers. I would submit that that applies in Australia every bit as much as it applies in the United States.
Looking at this next slide, where we see that investment has responded. I’ve pulled together a lot of information on one slide, here, but I would refer you up to the upper right- hand corner of the slide, where the arrow shows that investment has risen 40 per cent since the Federal Communications Commission put in place the safe harbour. If you go down and look right below that, at the bottom of the slide we see that in August 2003 the FCC exempted fibre to the premises and fibre to the kerb from ULL requirements.
Two months later, in November 2003, we saw Verizon, one of our large, incumbent carriers announcing a $3 billion per year investment program in which it is extending fibre optic capability to the premises, fibre optics to the home, FTTH, throughout its 50 million premises service area. That investment is well under way and I’m happy to say that at my home, 25 miles outside of Washington DC in an ex-urban area, I, today, have fibre in my home and 15Mbps of service. I download music off of Itunes in about seven seconds and download movies in about seven minutes. It’s a wonderful service, I’m happy to have it.
Let me go to one last slide here. I want to try to talk through part of the debate that I’ve found that maybe I can help to inform. That goes to the question that I often hear people saying, “Well won’t Telstra build out its NGN network anyway?” Before we talk about the slide, I would point out that Verizon didn’t build out its next generation network, SPC, Bell South and the other companies here who are also making similar kinds of investments, didn’t do that prior to the creation of the safe harbour. I think it’s very clear that they would not have done that. So the first question is, would you do it anyway? Well, it didn’t happen in the United States. But at a different level, this chart kind of lays out what I think the real economics of the situation are. At the end of the day Telstra is a business, the people running that business are going to make decisions on the basis of profitability, they’re going to build as far as they can go, to the point that the revenues from new infrastructure that they build out exceed or equal the costs of the new infrastructure that they

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build out. So this chart illustrates that. What we see in the line running up the centre, the diagonal line, is the cost per homes passed. Obviously the cost per homes passed goes up as you pass more homes, and that’s primarily a function of teledensity, and the first law of any telecommunications infrastructure build out is that the cost goes up as density goes down.
If we then go over to the left-hand axis, the vertical axis, and look at the ARPU average revenue per unit. Let’s think of the top line as the average revenue per unit, taking into account penetration that a company like Telstra would get from building out its network in an unregulated environment and an environment in which it could enjoy the full returns from that network. If you then follow that line over to the cost per homes passed line, the diagonal line, and then follow that line down, what you see is the number of homes that are going to be passed in an unregulated environment, an environment where ULL does not apply. Telstra would build, just as any other company would build, to the number of homes that it can build to, where the cost is less than or equal to the revenues that it will get from that investment.
If we go down to the lower line, looking over on the left-hand vertical axis again, that is the average revenue per unit, again taking into account penetration, that would result in a ULL environment.
ULL does two things: It decreases the revenue per home for a subscriber and it also decreases the penetration rate that a company like Telstra is going to get from building out that infrastructure per home passed. It’s going to get a lower ARPU per home passed than it would in an unregulated environment. Simply following that over to the diagonal line and then back down to the horizontal access again, what we see is that the number of homes passed is going to be less in a ULL environment than they would be in an environment where ULL doesn’t apply. To me that’s simple economics. I think people can argue about how steep are these lines, how big are these effects, those are all legitimate arguments. But the simple economics of it suggest that the impact of ULL on a decision by a company like Telstra to build infrastructure is that it will build significantly less infrastructure than it would build in the absence of ULL. That ought to be of concern, I think, not just to Telstra shareholders, but, most importantly, to the people in Australia who are not going to get the next generation services in a ULL environment that they would get if ULL were lifted.
I appreciate the opportunity to talk to you today. I look forward to participating in the Q&A session as the session moves along. Thank you very much.
PHIL BURGESS: Thanks, Jeff.
The whole purpose for having Jeff, and now Tarek, talk about the US and European experience is because our view is that we shouldn’t have to relive history here in order to learn from it. There are lots of parallels. As some people in this room point out, there are some differences, but the parallels are compelling, in our view. Tarek, can you give us the European experience?
TAREK ROBBIATI: Good afternoon. I am Tarek Robbiati, Deputy CFO of Telstra, and I have the pleasure of being here today with you to present some lessons learned from European Regulation. In this presentation we will first focus on a concrete example of a ULL new entrant in the UK to illustrate the economics of ULL in Europe.

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I’ve built a little model for you and I couldn’t resist the temptation, being a former analyst myself, to illustrate what I’m saying with some real numbers. Secondly, we’ll illustrate the model called the “Ladder of Investment”. That is the European name for what Jeff was referring to before as the “Stepping Stone Model”. We’ll describe this model and describe, through it, how regulators in Europe intervene to regulate broadband access, and the impact of such regulatory intervention on the development of NGN.
But first, let’s start with the economics of ULL. The network operating costs of a ULL new entrant can be broken into the following five categories. Here on this chart you have the economics for what is called in the UK shared ULL. You will relate to this in Australia as line spectrum sharing.
The first cost element is the regulated costs of the line rental and the one-off connection charge, which is paid to the incumbent. The second cost is related to preparing the incumbent’s exchange to install ULL equipment. This includes site surveys, site preparation, set up costs, etcetera. The third element is power and air-conditioning equipment required to run ULL equipment in the exchange. The fourth element is the ULL equipment itself, those famous DSLAMs that will receive and deliver traffic to and from customers. Finally, the ULL running costs of the New Entrant will include power and air-conditioning costs, as well as network traffic costs that the new entrant pays to the incumbent to route its broadband traffic to the nearest point of interconnection. We have assumed here the network traffic costs for a 512Kbits/s line for the end user.
From a financial perspective it is important to note that some of these costs are expenses, and others are amortised over time. Equipment costs, in particular, vary with the number of lines supported. That is easy to understand when you will see the equipment that Dennis brought over here, you will see that you have a rack and you have a number of slots. The bigger the rack, the more you can install cards in, and therefore you can share the cost of the rack across the number of lines you’re supporting.
But what does it mean? What does it mean concretely? Well, before we answer let’s see that also other parameters affect the cost of the line overall. Churn, for instance, affects the one-off connection charge that a new entrant pays each and every time a new line is re-connected. So churn assumption here is absolutely crucial. The capacity utilisation, and therefore the demand for the service, also affects the effective duration of the amortisation of network investments.
Let’s turn concretely to what the operating costs are for our UK ULL new entrant look like. What is the typical annual costs per line, per exchange? Let’s take a look at the next chart.
The first observation, if you do the math, is that the actual cost per line is the lowest for the higher capacity switches and exchanges. This, please note, in spite of a geographically-averaged price of the local loop line paid to the incumbent. That price is on line A on that little model that you can see there. You can see that it is 27 pounds, whether you have a 200-line capacity switch or a 600-line capacity switch. That price does not vary.
However, when you take into account all the other costs and the amortisation of the equipment, you can observe that the difference in actual cost per line can be substantial between small and large exchanges. The model points to a difference of more than 20 per cent between the small 200-line capacity DSLAM and

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exchange, versus the bigger exchange. This is not surprising. It’s pretty simple: All incumbent networks around the world have larger exchanges in cities than in rural areas. The size of the exchange reflects the population density. As a result, it’s not surprising to see ULL cost economics reflecting the population density.
In other words — and this is the first conclusion here — the economics of ULL, by design, structurally favour urban centres relative to rural centres. The bigger the exchange, the lower the cost per line. This holds true whether you are in the UK, in France, in Germany, in the US, and it’s certainly true for Australia.
What happens if you de-average that line A on the model? Well, if you de-average the ULL line rentals with lower cost for urban relative to rural, you’re actually exacerbating that overall costs difference between rural and urban lines, and you further lower the incentives for new entrants to invest in rural areas.
Let me be very clear on this: What that means for Australia is that, again, ULL economics structurally favour cities already. By having urban rates lower than rural rates, you simply kiss goodbye to developing the infrastructure in the bush.
Let’s take a look at what the European regulators have actually said on the matter. I’ll let you read the comments yourself, but it is interesting to note that most European regulators have understood the issue and tend to set ULL prices on an averaged basis, to promote the consistent infrastructure development and seamless levels of service on a nationwide basis.
As you can clearly see on this slide, the most recent positions expressed by OFCOM, the UK Regulator, and ARCEP, the French Regulator, clearly point to the necessity to average ULL prices. What is interesting in their comments is that here, in our analysis, we only looked at the costs side of the equation, but there are also demand factors and practical issues and OFCOM, the regulator in the UK, picked that up and stated that consumer affordability and significant practical issues in calculating the cost of ULL, and therefore, on balance, they opted for an average cost for each line.
Well the French, what did they do? They did some more homework. They looked at studies, models like the one I presented to you, and they came to the same conclusions. They also said that it appeared necessary for the authority to limit the calculation of the ULL costs to an average cost.
The real issue is, how do you set that cost for averaged ULL prices relative to other substitute access offerings?
Let’s not forget that this is one type of product which competes with other products, and the price cannot be set in isolation, without looking at the overall context. Now to answer this question, we need to take a look at the broader picture and then we go back to the ladder of investment, the stepping stone model that Jeff was referring to.
Let me have a quick check here. There are some acronyms on the slide that talk about BSA, Bit Stream Access and IP-Connect. If you’re not familiar with what these terms are, it’s basically, these are different competing access products which are offered to various ISPs. The greater the capularity of the ISP’s network, the deeper the ISP can get into the incumbent network. That, you surely know. Bit Stream Access and IP-Connect are different products that allow ISPs who don’t

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have a wide network present to actually receive traffic routed from the incumbent network to the nearest point of interconnection.
According to this model, products should be introduced in logical order, starting with the lower rungs of the ladder. National Regulatory Agencies should announce their strategy and a timetable, to provide a stable planning horizon for all market players to make sound business plans. The idea is that a consistent pricing regime for regulated products across the entire value chain will automatically set the incentives for all market players to invest and innovate.
Let’s take the example of an ISP with limited investment in network infrastructure. The ISP pays IP-Connect charges to the incumbent. If, by investing in network lines, the ISP’s operating margin improves and provides an adequate return on investment, then the ISP will invest, in which case the ISP moves up the ladder. That’s very nice in theory, but practice is another matter.
Let me say to you that the “Ladder of Investment” model was developed in late 2003 by the academic community. It was applied retrospectively to justify regulatory intervention. Competition in broadband access started in the 1990s. By the time the model was developed, many players were already active across the entire value chain. This led to severe consequences for industry players, as we will see later.
The objective was to achieve sustainable competition. That is, competition between different platforms will not be achieved by imposing and maintaining cost-based regulation on each layer of the value chain. Why? First, because the task of managing the evolution of a competitive and dynamic industry, such as the telecommunications industry, merely by setting exactly the right price on different access products across the value chain seems almost impossible. Second, the “Ladder of Investment” model micromanages the highly dynamic and investment-intensive broadband access market and forces the regulator to constantly intervene, distorting competition behaviour.
Let’s take a look at what happened in Europe and take some concrete examples from various countries. In Denmark the introduction of Bit-Stream Access, combined with LRIC-based pricing of the local loop, has led to a standstill in the take up of ULL.
Players are now moving down the ladder, not up, exactly the opposite effect that was originally intended. In France most independent ISPs have disappeared, following the introduction of cheap ULL. That’s not surprising. Even if you unbundle local loop, you still have to invest in DSLAMs, and smaller ISPs, who don’t have deep pockets simply could not afford that.
In Sweden, Germany and the Netherlands, large scale market entry was possible without use of Bit-Stream products. Now, in Germany, ULL-based operators are objecting to the introduction of wholesale line rental.
Bottom line: Migration up the ladder is not happening.
Why? Partly because where new entrants invest in assets following the regulator’s commitment to a certain regulatory strategy, the regulator feels obliged to protect the investment made. More fundamentally, we are experiencing now, in Europe, such a level of regulatory arbitrage that investment in new infrastructure is falling behind. This overly interventionist concept requires the regulator to actively

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intervene to structure the market, and thereby determine the business strategy of various players. If you are one of those players, you adopt, certainly, a wait and see attitude towards new investments. You’re waiting to see where the regulator is going to go before you put your money in.
Where does that take us? The European Commission has set itself ambitious targets for accelerating broadband roll-outs in Europe by the year 2010. That’s the famous 2010i initiative. The European Commission also recognises that one key factor for better and innovative electronic communications services is sustainable competition between alternative platforms. As usual, there is a chasm between the intent of the European Commission and what is actually delivered by the EU Regulators.
Constant regulatory intervention has perverted the structure of the industry and led primarily to the development of service-based competition in most of Europe, while platform-based competition has been limited. It is notable to see that investment levels in European fixed networks are significantly lower than in the United States, particularly for the provision of broadband. By contrast, mobile telephony has, however, diffused quickly in Europe, compared with the United States, partly as a result of the successful 2-GSM standard adopted, partly as a result of the charging systems employed and also because of, yes, less regulatory intervention. There is plenty of evidence to suggest that service-based competition boosts short-term penetration levels by attracting resellers with the prospects of making a quick buck. Clearly, this type of competition does not foster the development of the national infrastructure.
But this is not the only drawback of service-based competition. If you thought that service-based competition benefits businesses and consumers in the form of lower prices in the long run, think again. Please refer to the supporting material in the appendix for further details. You will observe that broadband penetration in Germany is lower than in the UK. Why? Well it’s simple: Because it takes longer to push penetration through platform-based competition. However — and that’s an interesting point — broadband access in Germany is cheaper than in the UK, where duopoly competition has existed since the 1990s. By the way, all the data that I have provided you here is OFCOM data, the UK regulator. This tells you how good of a job they did for consumers and businesses over the past 15 years, and you know what I mean when I’m talking about “Rip-off Britain”.
It is time for change. A different view is emerging in the US, and most recently in Europe too, suggesting that broadband assets are becoming replicable thanks to technology innovation. As a result, industry stakeholders increasingly believe that promoting platform-based competition involves withdrawing, or not imposing, mandatory access to the replicable asset. Like in the mobile industry, this will allow the emergence of competing platforms and standards, a better national infrastructure, benefitting both consumer and businesses.
Unsurprisingly, the wind of change is brought by the country that has the best-developed infrastructure in the Europe, if not the world. Let me point out to you some recent news: Deutsche Telekom recently presented a plan to invest EUR3 billion to develop FTTC in Germany. Deutsche Telekom, RegTP, the German regulator, and the German Government of newly-elected Chancellor Merckel are aligned. They are together arguing with the EU for the need to stimulate innovation by encouraging and protecting investments in NGN platforms to prepare Germany for the next decades. Hang on. Did I say operators, regulators and Government aligned in the pursuit of investment innovation? Pinch me, I must be dreaming.

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But, no, this is reality. The question is, how did they get to that point? They simply recognised that the stakes are high. Vorschprung durch Technik (Progress through technology), as they say in Germany. I sincerely hope that Australia does not fall behind. Thank you very much for listening.
PHIL BURGESS: Thank you, Tarek. John Stanhope, wrap up.
JOHN STANHOPE: Thank you, Phil, and good afternoon everybody.
I suppose I should start — I’m not going to start with the red asterisk, but I should start with a caution: You remember last time, on 15 November, when I spoke, the heavens broke loose. So just be warned, it may happen again. Look, what we’re trying to do today is really inform you more about why we keep talking about the regulatory environment and the possible impacts on the company, but also the possible impacts on Australia. That’s a very important issue. We really are, as I think Phil said right at the start, trying to bring to the attention of all Australians, our shareholders, government, everybody, that let’s learn from the things that have happened in the US, let’s learn from the things that are happening in Europe and not make the same mistakes.
Let me also say, by way of introduction, that this is not about Telstra arguing for no regulation, although I have to say that the worldwide trend is for less regulation as competition increases, and we’ve made that point many times as well. Wireless is the example of where there is no regulation, and, guess what, wireless in Australia is where competition is vibrant, innovative and good for consumers. Hutchison recently made the comment that everybody will migrate to the unregulated wireless world, and that may well be the case. So I guess we might ask why we need to be increasing regulation. But let me set that aside and let me dispel some of the myths and explain why what is happening to Telstra via regulation is important. So let’s narrow it into the Australian environment, and I know lots of people in this room like to hear about some numbers.
A reaction to our new strategy, which includes improving margins — and we saw that on 15 November — is that Telstra wants to return to a monopoly, or near monopoly. Well, let me just say this is just not true. Fair competition makes the industry better and innovative, which is good for customers and good for shareholders, not just our shareholders. Our margin expansion that we put up on 15 November, and it’s been questioned, is possible through innovative products and services that are largely software driven, that a Next Generation Network and high speed data wireless networks can provide. They are value added services that can be delivered at low incremental costs. This, combined with the cost reductions made possible through the removal of network, system and product complexity also contributes to improving margins. This is why we’ve been talking about the possibility of doing so. It is about earnings from value added services, driven by the capability provided in the New Generation Networks by both wireless and fixed. This is the new economic model that we referenced on that Strategy Day. The bottom line is that we accept there is regulation, but simply want fair regulation, and therefore a reasonable regulatory environment. That’s what we mean by “reasonable regulatory outcomes”, as the famous red asterisk referenced. I want to take the opportunity to explain the financials around the points we are making about regulation and why we think we have unfair regulation in financial terms and why it puts investment at risk. There has been much written about the regulatory issues by people in this room, media, analysts and so on, and I want to put some facts on the table. I must admit, we have added to the confusion, so I want to try and clear some things up here.

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The debate is very much about the incentive to invest, innovate and improve. Regulatory pricing that is below cost stifles investment — you’ve heard a lot about that, you’ve seen it demonstrated by Jeff in the US situation, heard about it from Tarek as well. What it does is just simply redistributes value. Two major decisions will have a material impact in this regard: ULL pricing — we’ve heard a lot about ULL today — and what is decided to be the designated services under operational separation, still not yet finalised, and, therefore, whether Telstra has a safe harbour for new innovative network investments.
By “safe harbour” we mean that we don’t have to give uneconomic access to new investments in technology, like a Next Generation Network or fibre to the node in the five capital cities, as we described on the 15th. So access, we really mean should be — must be — on commercial terms.
There is a third element, which is how much the rules for operational separation slow our speed to market. Obviously, in financial terms, that has an impact on the flow of your cash flow and your revenues, and, of course, your earnings line. From a shareholder perspective, also inconsistencies in regulatory decisions have denied shareholders any certainty, and, quite frankly, today, right now, we still live in this world. We are after certainty. I mean, we’ve got the prospect here of a large sale of shares, the remaining shares the government holds, and we do require, going into that, certainty around regulation. But, today, we still live very much in that uncertainty world. I’ll give some — not only uncertainty, or uncertainty also comes from inconsistency, and I’ll give some examples later about inconsistency in regulatory decision making.
But let me turn to some myths and tell you some facts. As I say, we probably have contributed to some confusion. This slide and the next slide show what has been said, I’ll try, here, to explain the facts about the issues. I’ll take you through them.
Myth 1 here on this slide: Optus claims that Telstra has previously quantified the impact of unbundled local loop as $68 million, as opposed to numbers that are out there of around $800 million per annum. The facts are that the $68 million was about 05/06. So conveniently, I guess, the commentary is comparing 68 with 800. The 800 million is our estimate of the impact in 09/10, based on a $13, versus $30, Band 2 ULL access price. So that, hopefully, explains why sometimes 68 gets mentioned, that’s 05/06, other times 800 gets mentioned. That’s five years out.
Myth 2: The ACCC claim that the main points of difference between ACCC and Telstra’s ULL pricing relates to systems costs, and it’s around 20 to 25 million. Let me be quite clear here: Telstra can demonstrate, and has demonstrated in submissions to the ACCC, that the gap we have in estimating the costs that underlie ULL provision is $490 million, more than the ACCC’s estimate. It ranges across network costs, ULL-specific costs, some debate around the cost of capital and so on, but we have, on numerous occasions, demonstrated that difference.
Myth 3: Telstra’s potential loss of revenue in Band 2 is significantly overrated, as Telstra will not lose all Band 2 customers. I’ve read that many times. It is correct that it is unlikely that we will lose all Band 2 customers, but we will have to lower retail prices to match competition, as the arbitrage opportunity is used to lower prices. In an example later, I will show you the impact if we assume 50 per cent of the arbitrage opportunity is passed back to customers.

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Some argue all of it will. You can argue about that percentage, but I’ve taken a reasonably, I think, conservative approach and said 50 per cent of that price arbitrage opportunity is passed back.
So it is about the combination of lost customers and lower prices which reduces Telstra’s cash and ability to invest. It also leaves less cash in the whole industry for investment, and Jeff and Tarek were talking before about total industry effects, not just individual telcos. So it does leave less cash in the whole industry for investment, and ultimately — and this is what we continue to argue — customers will be worse off, less innovation will occur, because there won’t be the incentive to invest in innovation, nor the money, for that matter.
Let me move on to myth 4: Telstra can increase retail prices to fully recover costs in Band 4, or rural areas. The fact about that is that Telstra cannot increase all its retail prices to fully recover costs, and that cost is $144 per service per month, when competitors are paying an, effectively, capped average cost of — and this is a wholesale cost, some people have mixed this up with a retail price, it’s wholesale cost — of $45 per service per month, reselling off Telstra’s network through wholesale Basic Access, Originating Terminating Access, Local Call Service, and broadband. By the way, the $144 per service per month is an ACCC estimate. To be fair, they have put a lot of codicils around that estimate and so on, but it is in a report from the ACCC.
Myth 5: In calculating the metro/rural access subsidy within Band 4, there is a mismatch between the ULL cost estimate of $144 per service per month and the $45 per service per month retail customer revenue. I alluded to this just before; the $45 is not retail customer revenue, it is wholesale revenue that we receive today. So the cost of providing ULL in Band 4 is $144 per service per month, as I said before, the wholesale customers can use the copper network, or access the copper network, by paying around $45/SIO per month on average. That’s about $40 for PSTN and about $5 for broadband wholesale, based on an 18 per cent penetration in rural areas. So based on the copper network costs alone, the subsidy to wholesalers is therefore $99 per service per month. So the total Band 4 customer base is subsidised by Bands 1, 2 and 3 customers. This is how retail pricing parity is maintained today, because Bands 1, 2 and 3 are subsiding band 4. De-averaged wholesale prices, you’ve heard us say many times, takes the ability away to apply that cross-subsidise.
There are a number of figures being used in the media and by us. Unfortunately, there is too many 800 millions. Let me try and clear up some of this confusion. First, I used a figure of $850 million in the 5 September earnings guidance announcement. This is simply a figure — and it’s up there on the slide again — that really explained the impact of past decisions on the 05/06 year. So let me be clear that the reference to this was not related to the earnings guidance so much, but simply to show the impact of past regulatory decisions on 05/06.
I’m not going to go through those again, we’ve just provided that slide again for clarity. I wanted to give some clarity around that 850 because that is one of the 800 numbers that often get referenced.
A further two different $800 million numbers have been presented and used in relation to the future impacts of ULL specifically. Phil has mentioned $800 million in an interview that I recall, and this was simply a Band 2 calculation that takes the difference between $22, which the current determination, per SIO/month, and $13/SIO/month, which is $9. Multiply $9 by 12 months, multiply it by 7.5 million

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services and you get a touch over $800 million. So that’s how that 800 million is calculated. Of course that assumes the arbitrage opportunity gets totally passed through in price and some lost customers — sorry, it doesn’t assume customers lost, it’s purely a price (indistinct) assumption of the whole $9.
The $800 million that I have mentioned in my letter to the regulator in early November is the Band 4 cross-subsidy — remember I was talking about the 144 and the 45 before. It’s the difference between $144 per service per month for ULL and the wholesale rate that we receive, $45 per service per month for resale. The difference is $99, multiplied by 12 months, multiplied by 715,000 services. I’m sorry, I’m taking you through simple arithmetic here, but I’m trying to get across the explanation of these 800 million numbers. So one explains a possible revenue loss in Band 2, and the other, the degree of cross-subsidy there is in regional and rural Australia.
Let me move on now, having explained some of the myths, and try to put those right. ULL pricing causes a ripple effect across markets. There are first order impacts, which you can see in the yellow circle there. They are, wholesale revenues drop, of course, retail price reductions flow through, using the below costs arbitrage opportunity, PSTN price declines, broadband price declines, new arbitrage competitors start to come into the market. Then in the orange area on your slide, these are the second order impacts. We see lower broadband share, for us, mobile price reductions across the board, more churn and higher operational costs as we deal with all those volumes and the churn volumes.
Let me show you the economics of ULL. In the year 07/08 the first order difference — so that’s the ones I went through — in revenue between a $30 per service per month ULL and a $13 — and $13 is the draft determination — per month ULL is estimated at 574 million. So that’s in the year 07/08, not cumulative, but in that year. In the year 09/10, again just in that year, it is estimated to be $781 million. Now, let me be clear here, that the assumption here is the arbitrage difference, only 50 per cent goes back to customers in price. When you look at that over a 10-year period, that is a $6.1 billion shareholder value, on a DCF basis, assuming — and it does assume — 20 per cent ULL line penetration by year 10 in Band 2. 50 per cent of the lower access prices flows back to retail, as I’ve mentioned, and a terminal growth rate of 1.5 per cent.
The second order impacts are also shown. That is, a further — again over 10 years — NPV impact of $1.7 billion. What are we talking about there, when, as the PSTN prices come down, mobile prices will come down to keep that equilibrium. As you know, wireless has grown, or people have become ambivalent to wireless prices versus PSTN prices. So wireless players will keep those in equilibrium.
Let me go to the next slide. This slide, at the top, summarises, to some degree, the previous slide, but it does add the variation if a Band 2 $22 per service per month is applied. It also shows the impact on the various financial ratios. You can see that it shows impacts in the 09/10 year, that is year 5, which, obviously, will be worse in Year 10. Since the Strategy Day, of course, we’ve had a lot of questions about, well, you know, what have you assumed in your plan and so on. So let me be quite clear: To achieve 2.5 per cent, and you can see this on the slide, we would need an average ULL price of $30. So, importantly, this slide shows our revenue CAGR reduces from 2.5 per cent to 1.9 per cent if Band 2 ULL is set at $13, versus a $30 average. So 2.5 per cent, we believe, is only achievable if the price is set at $30 average. This slide also shows our estimate of the impact on the ROI, gearing and margins, etcetera, at the various price points for ULL.

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Hopefully that helps you all understand the impacts on our plan. I’m sure you’ll tell me if it doesn’t.
This is a slide presented by a major competitor. You can see that the margin arbitrage opportunity is quite high, and it shows the significant margin capacity provided by below cost provision of the ULL service by Telstra. It also shows there is sufficient capacity for the competition to make good margins without raising prices if the $30 average cost of ULL is charged. This slide here, of course, shows ULL at $22 per service per month, because at the time it was shown, and still today, that is the rate. So at $13 per service per month, as proposed by the ACCC, you can see there is huge margins being made. The point being here that the argument that it will kill competition is not really true.
So let me move on a little bit here, about — de-averaging assumes Telstra can recoup losses in metropolitan areas by increasing network access charges in regional/rural Australia. It would require substantial increases in network wholesale prices, which would then flow through to retail prices, so as a pricing option, or substantial value lost to Telstra, which I’ve just explained to you how much that would be, or new, large government subsidies, which have been suggested by the competitors and the regulator is the answer to this issue. You can see from the information I’ve given you before here, that the subsidy calculation is around 800 million per annum. So that’s a fairly large government subsidy, I’d suggest to you, and our USO experience is one where full tote odd don’t seem to come our way, so that is a high risk, if you like to, as an option, we believe.
So let me now talk about the possible impacts of access being given to competitors to a new fixed network investment, sorry Next Generation Network, so high speed data services, if you like. Again, there are first order impacts and second order impacts. The first order impacts include new competitors because the barriers of entry, obviously, are lower if you get below cost or non-commercial term access to a Next Generation Network. Telstra won’t be able to differentiate services, and many of you have asked us the question, “How can you get this sort of revenue growth?” Well, an NGN does allow you, without access by your competitors, to differentiate services and perform better in the marketplace. The competition will only be price based, not value based, and you heard Sol speak a lot, on the 15th, about it’s really about value-based competition, not price-based competition, otherwise the whole industry, doesn’t collapse, but it operates at a very low level. Data ARPUs decline and BigPond’s share would be, obviously, impacted.
The second order impacts, in the orange circle there, mobile data ARPUs would decline, operational costs increase for negative returns and PSTN revenue would decline faster.
Given these impacts, which will make the investment uneconomic, Telstra wouldn’t invest in that sort of environment because — and nor would our shareholders expect us to.
Slide 12. I just want to turn briefly to the history of regulatory pricing decisions that create uncertainty. Again, we can’t have this sort of uncertainty as we move into the sale of shares. There has been a long series of inconsistent pricing decisions, a history of changing course, a record of varying pricing approvals and, in recent times, no regard for alignment with government social objectives, such as retail price parity.

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The table on this slide shows examples — and I’m not going to go through each one of these, you’ve got the slides, or access to the slides — but there are multiple pricing methodologies and inconsistencies. For example, just take a couple: Local Call Resale pricing is retail minus and averaged. Unbundled local loop is TSLRIC and de-averaged, and so on. So you can read them for yourself, I’m not going to go through them. The point here is, there is inconsistency and therefore uncertainty as to what the regulatory outcome might be.
It starts to get exciting here. As I said earlier, this is about investing in the future of this company and the future of this country. I would like to comment on Telstra’s investment commitment. This is about who will invest in telecommunications infrastructure and Telstra’s future ability to do so. Telstra’s investment commitment dwarfs that of SingTel Optus, and you can see from this slide. Any competitor fixed line investment is geographically limited to high population density regions, and, to be fair, of course there is some inner capital backbone. This is the level of our commitment, but we will not invest in the future where it is not economic to do so.
This is also an interesting slide. This is what the regulatory environment has created for us in Australia. This slide demonstrates that over the last two years the regulatory environment has encouraged our strongest competition to ride on the back of Telstra’s investment, rather than sell on to their own. You can see there, resale and you can see the SIOs on their own HFC cable. I would suggest to you that our competitors have parents with strong cash positions and strong balance sheets and could invest in infrastructure, as we have, and we would get innovation and more investment in the country. It suggests a free ride and that it is cheaper to buy access than to build and/or operate their own network they’ve already built. So that’s the free rider happening of today.
Lastly, I would like to address the claim — and I’ve heard this a few times — that Telstra’s copper network is a legacy of its monopoly history, and therefore the cashflows enable Telstra to fund a Next Generation Network, and therefore competitors should have access assured, or as right, to access that Next Generation Network. This argument is both opportunistic and wrong. When Telstra was part-privatised in ‘97, the ownership of the copper network and other assets was legally transferred to the company, and shareholders bought shares on this basis. Short of nationalisation, non-shareholders have no right, nor legitimate claim, to the ownership of or proceeds from that network that was built, or started to be built, 100 years ago. Telstra does supply access to its copper network in accordance with regulatory requirements, including the specified terms and conditions. As I said at the front, we‘re not talking about no regulation, we are talking about what access is available today remains. What we’re looking for is the safe harbour with a new network and ,even then, we’re suggesting that access might be provided on commercial terms.
The competitive carriers seeking access to Telstra’s New Generation Network did not operate in Australia pre-1997, or not at least in any degree, and they, therefore, did not contribute to the building of the copper network. Now, again without contributing, this time to the NGN, they opportunistically seek the right to benefit from Telstra’s investment. This is why we’re so adamant about the capability of them being able to invest and not free ride, as you can see is the case today.
Telstra’s competitors certainly consist of large multi-national telcos, many of which could fund their own Next Generation Network. Instead, they invest elsewhere. SingTel has systematically invested in Asian mobile businesses while limiting its

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Australian fixed network investment to high density, metropolitan and CBD areas —that is, cherry-picking, and/or riding on the back of ours.
Again, I repeat, this is not about having no regulation, it is about fair competition. It is about recognising that competition is robust and strong in Australia, and that to limit Telstra’s ability to invest is not good for Telstra, Telstra shareholders, but, more importantly, it’s not good for Australia, and you’ll see that demonstrated by the European commentary and the US commentary.
So I hope that’s helped you understand some of the logic behind what we’re talking about. I hope it has helped you understand a little bit more about the numbers in our plan and what’s possible and what’s not possible.
I might just clarify a little bit of the numbers and I’ll maybe anticipate a question here. You might recall that on the Strategy Day I talked about status quo versus full integrated plan, and the difference between $30 ULL and $13 ULL cumulatively, over five years, is nearly $3 billion. So you loose — of your 12 million revenue status quo versus fully integrated, now it comes down from 12 to 9. So you can easily work out how that gets to 6 billion in PV, etcetera. Our penetration assumption, year 5, is 14 per cent ULL, so you’ll understand that that’s what’s behind the numbers. Sorry, I’m trying to anticipate a question, I’m sure they’ll come.
So thanks for listening to that. As I say, I hope you understand our numbers. The whole idea of this session was to elaborate on the red asterisk, I guess, and hopefully we’ve done that today. Phil, back to you.
PHIL BURGESS: Thank you, John.
Before I open up to questions, let me just make a few closing remarks. I want to be clear, first of all, that we have not and are not challenging public policy makers or regulators just to improve things the edges for Telstra. These are core issues that go to the nerve centre of our business. We are seeking changes in policies and regulations to protect our shareholders as we invest and innovate to bring Next Generation Networks to Australia. Clearly, we prefer to have a cooperative and close relationship with all governing authorities, but in circumstances where regulatory policies can have the kind of devastating effects we have outlined today, devastating effects on our shareholders, our company, our industry, we must raise and seek appropriate redress.
Second, we will not relax our advocacy as long as intrusive regulations advance the interests of global competitors at the expense of Telstra shareholders. I think people are beginning to understand that our engagement is not a ‘flash in the pan’ campaign. It is not opportunistic, it is based on hard commercial reality. Telstra management, employees and shareholders are in this for the long haul. We are not the only people talking about the need for more regulatory commonsense in Australia.
We note that the Business Council for Australia, on the business side, and even on the government initiatives, from the OECD and from the Australian government’s new Task Force on Reducing the Regulatory Burden on Business, there is widespread attention being given to the proper regulation. Like others, we understand that we need to make the regulatory debate real and accessible for all. We will continue to attempt to educate, inform, participate and welcome the views of those who come from a different perspective. These are important national

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issues. We may not be right all the time, but we have an obligation to our shareholders, our customers and employees to state, as clearly as we can, the value-destroying impact of onerous, outdated regulatory interventions, and the opportunities for jobs, hope and economic development to people, enterprises and communities around the nation, no matter where they live.
Third, I think that people increasingly understand that we have a point. We have seen what happened overseas and some of us have lived through it. Australia is fortunate, in one respect, to be lagging behind the rest of the world, because we have the benefit of international examples of once-great companies that no longer exist because of misdirected regulatory policies. We have examples of bankruptcies of competitors who relied on ULL instead of investing in their own networks, examples of lagging investment and stunted innovation because of the very same policies which are today being pursued in Australia. As I said earlier, we shouldn’t have to relive history to learn from it.
Fourth, I hope it is clear that claims about Telstra preserving its monopoly don’t hold water. The monopoly days are long gone. Since 1997 the market has grown from two or three carriers to more than 100 carriers and 1,000 carriage service providers, and more than 700 internet service providers. Telstra has competition in the cities. For example, Optus HFC gives them access to 69 per cent of the customers in Sydney, 75 per cent of the customers in Melbourne, 51 per cent of the customers in Brisbane. The bottom line: Telstra is a large, integrated communications company. It has lots to offer its residential and business customers, but it is no longer a monopoly and should not be treated as one.
With that, let me open this up to questions. Why don’t we take just two minutes to let people stand up and shake their arms and legs, and in the meantime we’ll get everything set up for the question period and then begin.
QUESTION: It’s Andrew Hines from Morgan Stanley. Thanks, Phil. You stated that it’s no longer a monopoly, but when you look at the margins and returns Telstra generates, and these are monopoly margins and returns, they are the world’s best EBITDA margins. As John said in his presentation on 15 November, current return on invested capital is 27 per cent. That’s more than three times your cost to capital. You are looking for a reasonable regulatory outcome, which is actually going to expand that return to 33 per cent.
Now, are you really expecting the government to give you some concessions that will allow you to make incremental investment that’s not only going to maintain already high margins and returns, but actually expand them? If you look at this issue about ULL pricing, you know, maybe the ACCC pricing is below cost, I don’t know. We don’t really know the answer to what that cost is. But if ULL is below cost, what other products are you selling that are way above cost that are allowing you to generate these exceptionally high margins? When you look at things like safe harbour for new investment, I mean are we just going to repeat the ridiculous situation back in the 1990s, where we had Telstra and Optus chasing each other up the streets, running fibre? You know, surely that’s not in the national interest, that we get multiple investment of fibre networks in the country. Surely one piece of fibre investment is all the country needs. When look at things like de-average and de-averaging ULL pricing, surely the way the public policy in this country works is to subsidise rural services through government subsidies. That’s the reason for having USO schemes, (indistinct) schemes, the whole Connect Australia package that was introduced by the government as part of the T3 legislation. Nowhere in

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any of your numbers there have we seen recognition for any of those subsidy schemes. I was wondering if you could respond to any of that?
PHIL BURGESS: Next Thursday we’ll have another regulatory workshop on those questions. John, do you want to lead off?
JOHN STANHOPE: Yes. Let me say — I’ll try and pick up, there was about 15 questions there, but I’ll try and pick up the margins question, Andrew. Look, you have reached the conclusion that 50 per cent margins are monopoly margins and shouldn’t be made. You and I will fundamentally disagree on that point. I have been in the business for 38 years and it, fundamentally, hasn’t changed from building an access layer and then adding value on top of it. The added value, if you do it right, comes at an incremental cost. We want to repeat that yet again. So our next generation network, yes, it costs you a fair bit of money to put it in, but then it enables you to bring services, applications to the customer at an incremental cost. The customer will pay what value they believe that service is worth. So I don’t agree that they’re monopoly margins and those levels of margins, we have no right to continue at those levels of margins, I don’t just fundamentally agree with that point. We ought to be trying to optimise margins as a business. And how? It’s how I just described it. It’s wireless as well, and high speed and wireless applications and content on wireless. I get asked the question, “How can Sensis nearly double their revenues?” Well, the traffic from broadband across to Sensis, we’ve just noticed in the last month, you know, and how we can monetise that traffic with transactions, an EBay substitute, or EBay-like transaction activity and so on. So I don’t agree that we shouldn’t be making those sort of margins and that they’re not possible to be made, and I don’t think it bears any relevance in the future to monopoly.
Replicated networks? Look, I think the world’s moved on from HFC versus copper and there are ways — I mean, when wireless speeds get up to possibly up to 14 meg speeds, there will be alternative services and applications being able to provide without huge duplication of, or no duplication of fixed network services. So I think the technologies have moved on. By the way, we should make this point clear again: We’re not denying access, either. We are saying access at commercial terms. Fair return for the investor, us and our shareholders. So there still remains a possibility for access, if it is at commercial rates.
QUESTION: Andrew Hines. What do you think a reasonable return is, John?
JOHN STANHOPE: Well, you know, you’ve got to at least get your cost to capital. What we’re seeing today, Andrew, is that ULL is below cost. We’re only arguing, in a ULL sense, for an average of $30, which is cost. I mean, hey, that would be a great start. But, of course, we would want at least cost to capital. You’ve got to take into account some risk on your investment. So, you know, I’m not going to sit here and say what return I would expect, but — cost to capital plus.
QUESTION: Andrew Hines. 33 per cent?
JOHN STANHOPE: That sounds like monopoly margins. No, I’m not going to sit here and say what we think we should have.
QUESTION: Andrew Hines What about the subsidy issue? You know, a lot of government subsidies of the rural costs?
JOHN STANHOPE: Sorry, what was that?

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QUESTION: Andrew Hines. The issue — in all your numbers that you’ve put up there, you haven’t made any real acknowledgement of things like USO, high best schemes, Connect Australia, all those programs.
JOHN STANHOPE: Yes. Look, we acknowledge that there is an USO, we do receive, from our competitors on a market share .. Eligible revenue basis. But we have argued and we continue to argue that it’s still below the cost. We all know, sitting in this room, that it was arbitrarily set sometime back by the previous Minister, and it is below what it actually costs us. Now, our concern, therefore, on the proposition that’s being put forward by the regulator and our competitors, is that government subsidy can fix up the inequity in rural Australia. Our concern is that we haven’t, as you heard me say, got full tote odds before, and that’s the risk and danger in that for us.
PHIL BURGESS: Jeff, did you want to add something there?
JEFF EISENACH: Well, I would just come back to the fact that, as John said, we’re way past the 1990s in terms of the technologies available to be rolled out. So point number one is, the notion that we can’t have competing infrastructures, and two of those infrastructures requiring very little relative investment in facilities, those being wireless infrastructures and broadband over power line infrastructures, which, as I said, increasingly are looking after — I’ve been sceptical of them and I think many people have — but I think the recent data, with dozens, if not hundreds, of pilot programs taking place around the world — here in the United States, down the road from me, we have a very large program with 12,000 subscribers on a broadband over power line program in (indistinct) Virginia that seems to be very successful. So I think the point here, as the FCC says, is not that these alternative competitive infrastructures have to be rolled out to the same number of subscribers or have the same amount of penetration, the point is that they place competitive pressure on the market. That’s what we’re finding here in the US and I think that is the 2005, going forward, market reality, pretty different to the market reality of 1995 or 1998.
PHIL BURGESS: Kate, did you want to add anything?
KATE MCKENZIE: Just to say, on the USO question, that the last figures that the ACA put together, back in about 2000, estimated the cost of the USO at about 550 million. But the determination for this year says the industry contribution is 171 million, of which about 70 million is paid for by the competitors. So that’s about a $470 million gap. So you can see why John is making the point that we’re really not getting the cost of providing the USO.
PHIL BURGESS: Tarek, anything?
TAREK ROBBIATI: No, just on the point of the subsidies question, I mean this has been looked at in Europe. It’s not because you’re subsiding a rural area that you’re necessarily going to have the demand for the service in that area. I refer you back to the comment from OFCOM that says there are significant consumer affordability issues. That’s why, you know, you have to look at it on an overall basis. The problem with the de-averaging is that you’re actually creating a two-tiered infrastructure. How would the subsidies be distributed? What is the adequate level of subsidies? All these practical questions have no answer. So you have to look at how do you get people to take on the service seamlessly across the country.

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PHIL BURGESS: Next question.
QUESTION: It’s Christian Guerra from Goldman Sachs JB Were. A question for you, John: I’d just like to talk to you about plan B, if you like, and that is, if we assume, say, a worst case or suboptimal outcome on ULL and if you get limited, or if you don’t get the safe harbour, what happens then in terms of, you know, how does the strategy change, what’s the outlook for capital expenditure and further investment? You know, what happens to prices, etcetera, etcetera? Because, you know, obviously, you know, you spend a lot of time with us two weeks ago, talking about the future, but there is obviously a very big caveat there.
JOHN STANHOPE: Christian, I’ll repeat, actually, Sol and my answer of the 15th. I’ve shown you quite clearly and explained quite clearly today what happens in terms of the ULL impact. If we don’t get a satisfactory safe harbour outcome, and it forces, possibly, us into an uneconomic situation, as Sol said, we won’t invest. But let me also add, quickly, what we both said on the 15th, that we will do all of the other things. We will do the wireless one network conversion of CDMA, move to HDSPA speeds. We will do the IT rationalisation, because it all makes sense to take costs out of the business to get to the one factory approach that Greg described. Will we be able to get as much value added from the software incremental cost value added services that I described to Andrew if we haven’t got the NGN? No. But as I said on the 15th, we will move back towards the status quo, but we won’t get back to the status quo plan that we showed you on the 15th because we will do wireless, we will pay the costs out. Because that assumes a status quo, so you don’t do that. So somewhere between — you heard me say today comparing average growth rates is only going to be about 2 per cent if ULL is 13 bucks versus 30. So, you know, somewhere a little bit below that if you don’t do an NGN. The other point we made on the 15th was, also, that you wouldn’t spend capital up front, so the cash flow would improve in the early years of the plan, but your cash flow at the back end of the plan starts to get worse because you’re not getting the revenue from the NGN software driven value added services.
QUESTION: Christian Guerra. Would you mind just clarifying the capital expenditure side of things? Because you talked about CAPEX of around 23 billion for the next five years before the NGN, IT, etcetera etcetera, which is an extra two to three.
JOHN STANHOPE: Yes.
QUESTION: Christian Guerra .So how does that look? That’s a total of 25 to 26 —
JOHN STANHOPE: Well you would still spend your $23 billion. You’re doing the IT, you have still got a legacy system out there that you’re supporting. You would be augmenting exchanges and so on. Now, you remember on the 15th we described that the net extra capital is $3 billion, but the spend, and I’m trying to remember now, $14, $15 billion, was the number on the new initiatives, of which about $10 was NGN.
QUESTION: Christian Guerra . Thank you.
JOHN STANHOPE: Over the five years.

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QUESTION: Justin Cameron from Credit Suisse First Boston. Just to follow on a little bit from Christian’s comments: There is probably two other things that you haven’t really addressed, particularly in relation to guidance, John. One of those is what happens on the wholesale side of the business. Obviously if you get a ULL outcome that’s $13, there is going to be a change in the way, obviously, you conduct your wholesale business, and that will change again, the rollover of the customer base. Secondly, and I’m probably following on from Christian’s comment, then obviously fibre to the node can make ULL, in effect, redundant on the copper side as well in the medium term. That would change all of the assumptions again that you’ve got sitting out there. I suppose I’m just trying to look at your financial forecast and say well it’s all based purely on a lot of work on the ULL. What it’s not done is considered wholesale and also fibre.
JOHN STANHOPE: Well, first on the wholesale point, let me make it clear: The impact of lower prices on ULL, we have factored into the wholesale revenues and wholesale growth rates. So that is in that set of numbers that I have said was $6 billion over a 10-year NPV impact. So the impact on retail and wholesale of Telstra, we’ve factored in. To your point about NGN and whether people start building ULL and seek commercial grounds access to NGN: No, we haven’t factored that in.
QUESTION: Justin Cameron. Just going back on wholesale. I mean, what I’m trying to understand is, as an example ULL comes in at $13 and you say, “Well let’s try to push wholesale down to a number that’s below sub 20,” to obviously reduce the economics of people going down the ULL route, providing a more —
JOHN STANHOPE: You mean broadband wholesale?
QUESTION: Justin Cameron. Yes?
JOHN STANHOPE: Wholesale DSL?
QUESTION: Justin Cameron. Yes. I mean, this is obviously the biggest risk that comes through out of all this?
JOHN STANHOPE: Sure.
QUESTION: Justin Cameron. So that changes the dynamics significantly as well. So therefore the guidance that you’re saying — I’m just trying to look at the numbers — there can be such a huge swing factor, you’ve even indicated it yourself.
JOHN STANHOPE: I understand your point. You know, we could take wholesale DSL prices down to try and suggest people don’t go down ULL and they continue to buy —
QUESTION: Justin Cameron. Which is a huge —
JOHN STANHOPE: — wholesale DSL from us. Look, there are many scenarios that you can model. I guess we’re trying to simplify simple effects. I mean, you can have third order effects. I went through first order and second order effects. A third order effect could be much lower wholesale DSL prices, but — and, you know, that’s not in the numbers we’ve presented today.
PHIL BURGESS: Anybody, either Tarek or — next.

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QUESTION: Mark McDonald from BBY. I notice that OFCOM and BT have just reached agreement in respect of ULL prices in the UK, with an average price of 81.69 pounds per annum. At current exchange rates, in Australia dollars, that’s 191.42 or $15.95 per month. I have a couple of questions about the reference value of international experience. Firstly, in the Australian regime costs are calculated on the basis of efficient costs rather than actual costs. We’ve had a lot of argument today predicated on actual costs, which are somewhat academic in the context of the actual regulatory regime that prevails here. Given that in overseas jurisdictions you can end up with ULL pricing at less than $16 a month Australian, and given that you are looking to take significant costs out of your network, what relevance does historically derived actual costs have to a forward-looking process where your actual costs will be much lower and the efficient costs potentially lower again?
JOHN STANHOPE: Okay. Let me be very clear: Our average $30 estimate is TSLERIC, so it is the so-called efficient cost methodology applied. Now to your point: As time goes by, will that cost change? The answer is yes. But we’re look for today’s TSLERIC or efficient cost to be able to be charged. We’re saying today — and you heard me explain the difference — they think we’re out 20 to 25, we think the difference is 490, and it’s still on a TSLERIC basis, not actual cost basis. So still an efficient cost to calculation basis. But, you’re right, over time, as you get more and more efficient and, you know, you review with a regulator those sorts of cost base, then they’ll change. But that’s what it is today on a TSLERIC basis.
PHIL BURGESS: Tarek.
TAREK ROBBIATI: Yes, I think on your point about BT and UK ULL prices, the price that I have in my model is for shared ULL and it’s an annual price. The point that you were making about the 81 pounds per year is a — it’s interesting to highlight how they came up with that number. I don’t know if you read the documentation about this, but back to your notion of efficient costs. If you read the documentation from OFCOM about this, they clearly state that they have taken on board the decision, proactive decision from BT, to lower costs down to the level of 80 pounds. Then they’ve done their calculations themselves and they concluded that, more or less, BT was right and that the right level was 81 pounds. What is also interesting in the calculation is that they have taken the view that BT should make decent return on the 81 pounds for the cost of the line, and they do estimate that a decent return, i.e. the cost of capital that could be charged for this return is about 10 per cent. So they are taking into account the need for the incumbent to make a living out of it. That’s a key, interesting point. Unlike when you say I’m going to set arbitrarily the cost here, well let me try and find out what sort of returns have been factored in by the regulator. How do they account for the fact that the line has to be maintained and that you would have to operate the copper plant to maintain a certain level of quality of service? Have all these questions been answered? I don’t know in the case of Australia, but I can tell you that in the interaction that has been observed in the UK for the case of BT and OFCOM, there has been a consultation process and it’s very interesting to see that they came up with the same result. The 81 pounds were actually provided by BT proactively and they were at 81 pounds in the first place.
JEFF EISENACH: A couple of thoughts. First of all, of course, in the United States we also followed a TLERIC model, and I’m sure everyone knows, a TLERIC model is built, essentially, by, first of all, having an engineering model in which computers design the optimally efficient network using the shortest possible distances and the best possible technologies, and then cost out the basis for what

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it would cost to build that network today from a standing start from a complete Greenfield. Of course, that methodology does not have anything to do with or bear any relationship to that infrastructure that’s already in the ground, which is to say it’s a very hypothetical exercise. We’d all like to believe it’s a very scientific exercise, but if you’d just look at the experience in the United States, where we went into this process with prices that were regulated by State Public Utility Commissions, initially when we put in place TLERIC prices we lowered those prices 50 per cent. The prices that were in place previously, arguably, were a form of TLERIC prices. Then, over the course of two more years, we lowered those prices another 25 to 50 per cent, and nobody thinks prices were falling that fast. So that gives you a sense of the inexactitude and inexactness that is inherent in TLERIC estimates of forward-looking efficient costs. One way to think about whether the resulting costs are too high or too low is the results that you get.
The results that we’ve got in the United States are the result that we’ve in a lot of cases in Europe and certainly it appears that the results, even at today’s rates in Australia when new entrants choose to offload customers from networks, even networks that they’ve already built out, onto incumbent networks that they are reselling based on ULL pricing. That’s a pretty strong indicator that the ULL prices are below the efficient cost. The efficient cost should be one that, on the margin, incentivises new entrants to build out new infrastructure. In practice that hasn’t happened and that is an indication that those prices are too low.
QUESTION: Afternoon. Tim Smeallie from Citigroup. It’s probably fair to say that the ACCC is working to its own agenda in regard to Telstra’s market share across all segments. If you look at the numbers that have been outlined today, at a $13 ULL the number is still indicating that you’re getting a 49 per cent margin? I guess to look at how do you diffuse, I guess — effectively, on those numbers, you’re supporting what Graham Samuels is saying. You can still achieve 49 per cent EBITDA margin with a $13 ULL. The only way I can see you can diffuse that argument from the ACCC would be to outline well how is that 49 being derived on a segment basis by business. John, are you able to give us that split? Because I would have thought the only way you could argue it with Graham is if you’re saying your fixed line margin is tanking. So where is the balance being recovered, is the first question. Secondly, in terms of the core network upgrade, apart from getting some headcount savings, where are any real benefits going to materialise in terms of the functionality that you can deliver with that network if you don’t do fibre to the node. Because, effectively, you’re stuck with a commoditised product suite, much the same as everyone else, and you’ve got a downward price spiral across the entire industry.
JOHN STANHOPE: Okay. The answer to the first question, Tim, is, I have the margins across each of the products group, but I’m not going to reveal those today. Not just to say not surprisingly, you know, the fixed PSTN margin has declined and we would expect, as I said earlier, fairly high margins from value added services. So enough said about that.
Your other question about headcount: There is quite a bit of headcount opportunity from platform rationalisation, both network and IT, even without an NGN. An NGN with 10 soft switches, versus 5,500 switches, not many of those exchanges are manned, by the way, but just the cost of augmentation and so on, you’re right, if you don’t move to 10 soft switches. But you might still move to 10 and you probably would still move to 10 soft switches in your IP core. It’s about the access network that you probably want to invest in. So you still save quite a bit of costs in turning your IP core into a Next Generation Network. So I don’t want you to think -

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when we talk NGN and uneconomics and so on, we would still do all their core, as I said, we’ll do the wireless, we’ll do the IT and so on, and so you do make a fair bit of savings when you go from 5,500 hard switches to 10 soft switches. So I wouldn’t conclude, Tim, that if you don’t do NGN you don’t get significant cost savings still.
QUESTION: Tim Smeallie. Just coming back to the value added services, if you look at the — I guess the value add that you outlined at the previous briefing was effectively leveraging your fixed line network anyway, and a lot of the services that you were looking to offer —
JOHN STANHOPE: There was two elements. Sol and Bill talked about integrating services, you know, one number and one click and so on. But I’m also talking about new services from the software intelligence in the Next Generation Network.
PHIL BURGESS: Tarek, do you want to add?
TAREK ROBBIATI: No, but since you — I mean, just one side comment, since you like to do (indistinct) as analysts, you like to do benchmarks, just look at the evolution of margins at BT with the introductions of all the new services that they have. Look at the change in the mix, in the revenue, and see the effect it has had on the margins.
QUESTION: Tim Smeallie. I guess I’m thinking, from the ACCC’s perspective they’re going to look at your PSTN or fixed line network and look at what are the margins you can generate from that business, even with a $13 ULL. So I’m looking at, are you going to get a big margin uplift from mobile? It would seem a massive challenge to do that. Are you going to get a margin uplift from Sensis? And that would look like it’s a significant challenge also. So you still come back to the value added services are going to be running on the fixed line platform and that’s what Graham Samuels is going to be focusing on in terms of the returns for the business.
JOHN STANHOPE: But, you see, that’s the very point. You know, we want to make this investment and not provide access to it at a higher level, alright? Access to the access at a reasonable commercial return is where we’re at, but we don’t want to have to be — to provide the value added service function. They can do it themselves. They can invest in it themselves. Because that’s where the differentiation comes, right. You heard me say if, you know, we can’t do this sort of thing you are totally in the price competition, no value differentiation in competition. So that’s why we’re having this discussion and debate. But, you know, to your point and a simple, a very simple example; wireless access has a margin, right? Voice has a margin. SMS has a fabulous margin. It’s a value add. Incremental cost. I’m talking about more of that, not SMS, but more of services like that.
QUESTION: Tim Smeallie. As long as they’re not included in the cap?
JOHN STANHOPE: Yes.
QUESTION: Tim Smeallie. Thanks.
QUESTION: Graham Woodbridge from Commsec. A question for Jeffrey. You talked a lot about the US experience. I’m just interested what the catalyst was for the change in the attitude within the FCC to move away from very, sort of, heavy handed TLERIC-based regulation to giving these safe harbours. Was it a change

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in the commissioners? Was it, sort of, a policy-induced change? Was it a policymakers intervening? Or was it just the evidence? Which was the major driver?
JEFF EISENACH: I mean, if you lived through what we lived through here in the United States, you’d have to say it was the evidence. First of all, the decisions that we’re talking about have all been unanimous decisions, ultimately, by the Commission, not every vote has been unanimous on every issue, but ultimately the decision to create these safe harbours, those have been unanimous decisions, Republicans and Democrats across the board. At the end of the day the Federal Communications Commission makes decisions on the basis of a large factual record. It’s an adversarial process where people on all sides come in and make their arguments and the FCC makes its decisions. Gradually the arguments have gotten stronger that the negative effects of ULL overwhelm the positive effects and that the Stepping Stone Model that people were counting on in the late 90s to work, to be a bridge to a competitive environment, turned out not to effective, just simply not to work in practice. Clearly, another factor has been the development of next generation technologies. By that, WI-MAX, by that broadband over power line. As I mentioned, the FCC places a great deal of importance on those technologies in its findings. I guess one last factor is the — we’re at an important point in the history of the telecommunications sector and I think you can trace that a little bit to the development of passive optical networking technology, PONDS fundamentally changes the economics of fibre build, it simply wasn’t economic up until the last three or four years when PONDS technology became available and changed the economics. I think if you look at the economics of a fibre build, the opportunity to build up that kind of infrastructure, it becomes a pretty compelling prospect. You really have to look at the costs of disincenting firms from doing that.
QUESTION: Graham Woodbridge. Just a quick follow up to that: It seems, I’m not 100 per cent sure, but the approach of Telstra is to try and get a policy induced result, rather than convincing the regulator that they’ve got it wrong and trying to change the attitude of the regulator. Why won’t the evidence stand up in front of the regulator today, here?
KATE MCKENZIE: I guess the short answer to that is — sorry, you go first, Jeff.
JEFF EISENACH: I don’t want to suggest that there was no policy involvement, I mean this was a hotly debated issue in Congress. We had legislation introduced, in the late 1990s, there was a very, you know, hot item in Congress for years. I don’t want to suggest that there was no policy pressure on the FCC to take another look. You know, I think when policymakers and politicians look at the results of a policy like we had here in the United States, you can bet that they were picking up the phone and calling the FCC and then legislation was introduced and so forth. So I think it’s perfectly appropriate for policymakers, certainly it was here in the United States, for them to look at what’s happening in the marketplace. That had an impact people who were appointed to the commission and it had an impact on the overall environment in which the commission was making its decisions. KATE MCKENZIE: Yes, I guess we also were trying to explain today that we think that the current legislative framework won’t deliver these results so it has to be policy intervention at the government level, not something that we can persuade the regulator of. That’s true for ULL, that’s true for safe harbour.
QUESTION: Graham Woodbridge. Just one other quick question. I guess in convincing the government or the regulator, or, ultimately, the courts, that legislation is — I think the major objective of XIC is to promote the long-term

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interests of the end user. But you haven’t made too many comments about either how averaging would do that or fibre to the node. How are you going to argue that, effectively, in front of the regulator or the courts or the government?
KATE MCKENZIE: I guess what we’d argue — we’d be basically saying that these new services shouldn’t be subject to Part XIB and Part XIC, they should be subject to the normal regime that applies to other industries, part IIIA and section 46, where it’s a monopoly test. We think that’s the right test going forward.
QUESTION: Graham Woodbridge. So you’re trying to get a change in the objective of XIC? Is that the objective?
KATE MCKENZIE: We’re basically saying XIC should be limited to legacy products and shouldn’t apply going forward. It was designed for an old world that we don’t live in anymore.
QUESTION: Yes, hi, it’s Phil Campbell from Citigroup. Just following on from that question, could you just help us understand the regulatory timeline in terms of, you know, if you are going to try and effect this policy change, how that’s actually going to work in practice? Because, obviously, next month we expect a ULL decision from the ACCC on a de-averaged basis, unless you withdraw your undertaking. Can you just help us try and understand, over the next 12 months, because obviously you want to have this done before T3, if it does happen next year, exactly how — or what data points we should look out for in terms of time frame?
KATE MCKENZIE: Once again I think that that’s another, sort of, hour’s worth of laying out, sort of, the full intricacies of the timetable. But, you’re right, we’re expecting a decision on ULL so we’ve certainly had some very focussed discussions with government about their preparedness to intervene. We’re looking for a decision certainly before the end of the year. On operational separation, similarly, those discussions have been underway for a number of months now, and, as I understand the government’s timetable, the outcome of that should be know in the next few weeks. On the safe harbours, that’s a little more problematic because I think we’ve concluded that the only way that that can be made to work is if there is some legislative change, and the next opportunity for that would be the first quarter of next year.
PHIL BURGESS: Okay, thank you very much. Feel free to take your leave, if anybody wants to, otherwise we’ll turn to the media. Okay, since nobody wants to —
QUESTION: Excuse me, Phil. Hi, Colin Kruger, Sydney Morning Herald. I was just wondering what punter’s odds are you offering on you actually getting away with these regulatory changes?
PHIL BURGESS: Kate?
KATE MCKENZIE: I don’t know that I want to get into punter’s odds. I mean, I guess, as Phil and John and others have said, we’re in this for the long haul, we think we’ve got valid arguments. We’ll keep prosecuting them for as long as it takes.
QUESTION: Just on that, Phil, Jennifer Hewitt from the Financial Review: You said that you were going to continue this case and prosecuting this case, but you seem to have been remarkably unsuccessful in persuading the government of this.

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Do you think that you could have handled things differently and perhaps had more success if you hadn’t been what the government sees as so confrontational? (1), and (2): Just following on that thing about the arrangements in Britain with what BT has agreed to, aren’t you, effectively, saying to people that if you get your way, that, at least in the short-term, costs for people certainly won’t decrease and will probably go up?
PHIL BURGESS: Let me just take a shot at that. I think the first part of the question on, you know, remarkably unsuccessful. When we came here, we were told that all the decisions were made on all these issues. The problem is that Sol’s vision for the company is different from what was going on before and the kinds of regulatory environment we needed in order to prosecute the vision that was laid out two weeks ago is different.
We made a decision, about one week after we’d been here, that it was really necessary to do our best to try to convince people in key positions that the regulatory regime needed to change, to allow us, and others in the industry, to do the kind of innovation and the kind of facilities development that is needed for the future of the country. So, yes, we had meetings, a range of meetings under the radar, not in public. When we got nowhere with those, we then decided we needed to talk to our shareholders, we needed to talk to the public. We view this as a long-term effort. It may not happen over a short-term period of time, we understand that. It’s not going to happen by a process that’s not transparent. We think that shareholders have a big stake and at the AGM meeting this year, that was reinforced when several of our shareholders got up and said, “We’re starting to understand what’s going on here and please tell us how we can help. Please give us the tools and the information and the kind of resources we need, so that we can help others to understand the changes that need to be made.” So as I look back on the past several months, I think there is no question that many issues that were said to be closed in July are still open today. I think that’s a good thing. I think the fact that ULL is still open, the operational separation is still open, there are a range of issues that are still open on the table, where we have a chance to try to have a meeting of the minds. I think that the meeting of the minds is going to happen sooner, by the broad exchange of information that includes people in government, people in the regulatory system and people in the society at large, than it is behind closed doors. So that’s the reason why we’re doing the strategy that we’re doing. If it doesn’t happen this year, we’ll just have a broader base of understanding of what our issues are, and hopefully at some point we’ll get the kind of regime we need. But I think in the end that, you know, we’ve had some — somebody said once that a civilisation is a place where people argue and quarrel and debate, and that Barbarians club each other. And, yes, we live in a civilisation that’s called a democracy and we’ve had debates and arguments and quarrels, and sometimes they’ve been quarrels. But in the end, you know, I think we all want the same thing. Churchill said we don’t have permanent friends or permanent enemies, we have permanent interests. I think the permanent interest that we all have is to make sure that 1.6 million shareholders don’t get stuffed and that the T3 is a success, and that we’re able to build out the kind of telecommunications future for this country that will allow it to compete in the 21st century. So that’s what our agenda is. If it takes two years to do it or three years to do it, we’ll still pursue that agenda.
TAREK ROBBIATI: One small comment, madam, to be clear on the BT price. The price that I’ve shown in the model is the one for shared ULL. The 81 pounds that the gentleman before was referring to, is for full ULL. That includes the voice.

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When you said that prices in Britain might go up as a result of the 81 pounds level, that may not necessarily be true because you have to compare —
QUESTION: Jennifer Hewitt. No, I mean prices here.
TAREK ROBBIATI: I’m sorry?
QUESTION: Jennifer Hewitt. Sorry, I was talking about prices here, actually. You know, if you’re talking about getting what you want, I mean the inevitable result be prices going up here.
TAREK ROBBIATI: Alright. Alright.
JOHN STANHOPE: In response to that, Jennifer, I think I tried to show, on the competitor’s slide, that there is a lot of room to move without consumers’ prices having to go up. The reference to high margins before; the margins will still be high, even if we get an at-cost ULL charge out rate. Because you can see from those margins that there is plenty of room to move without consumers suffering from price rises.
QUESTION: Michael Sainsbury from the Australian. There has been a lot of talk about this Next Generation Network, but I think you’ve indicated it only goes to 4 million Australian homes, which is only about half the people. So I’m just wondering what happens with everybody else. Are we going to end up with a two-tier Telstra where some customers get some stuff, the new stuff, and other customers are, kind of, stuck with the old stuff? The next bit of the question is, Telstra’s talked about competitors being able to build wireless networks and how good wireless is and that will be competition to fibre. I mean, if that’s the case, why doesn’t Telstra just build a wireless network because it’s going to be a hell of a lot cheaper than a fibre network? Just a question for John: Given the broad range of earnings for this financial year, you sort of gave an indication of a couple of weeks ago, can you tell us where we’re heading? Are we heading closer to 20 or closer to 33?
JOHN STANHOPE: I’ll answer the last question. No change, Michael, to what I said only a couple of weeks ago.
QUESTION: Michael Sainsbury. It was a pretty big range. Do you have a feel for it yet?
JOHN STANHOPE: It was a range from — we started off with a 7 to 10 per cent on business performing as usual. Then I said to the impacts of the new strategy, when you include restructuring and redundancy provision, can be somewhere between, I think, 25 and 30 per cent, I said. There is no change to that. I can’t be any more specific. I tell you why I can’t be any more specific. It’s because when you start to get into the detail of identification of assets that need to be accelerated, and I did mention this on the day, that you have to do that detailed work, we have to do the detailed work of what is in a restructuring provision, how much do you allow for buying yourself out of accommodation leases and so on. So it gets to that level of detail, Michael, and — but as the year progresses, we will disclose to the market as those numbers harden up. So that’s the answer about earnings guidance.

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KATE MCKENZIE: In relation to the other questions you’ve raised, Michael, I think we are building a wireless network, and in some parts of the country that’s probably the right way to go. I guess we’re getting to the point in the Telco industry where we need to focus on what services are coming off the end of these networks, rather than what particular kinds of technologies we’re employing. Because I think what customers are really interested in is what can they get, and you should really leave it to the market to figure out what’s the best, most economic kind of infrastructure to build to provide those services off. In some cases that might be wireless rather than fibre, or some other kind of infrastructure build.
QUESTION: Tony Boyd, Financial Review. The Communications Minister, Helen Coonan, has made it clear that she backs the ACCC — there was a letter in our paper last week. Are you going to rely on the Prime Minister or Barnaby Joyce to get what you want on the ULL? Secondly, I’ve got another question for John.
KATE MCKENZIE: Look, I mean, I think, you know, we have open dialogue with the government, as you would expect. We talk to the Communications Minister, we talk to other people in government, and will continue to do that.
QUESTION: Tony Boyd. But do you agree that she’s made it clear she backs the ACCC position?
KATE MCKENZIE: I think the Minister has made a number of comments and we still have a lot of dialogue with her on these issues, you know. We hope we’ll be able to persuade her to change her mind on some things.
QUESTION: Tony Boyd. If the ULL goes against you, John, would you expect that MPV that you put up, the 6 billion, to be reflected in, you know, in the share price?
JOHN STANHOPE: Well, yes, the 6 billion certainly has an impact on the value of the company. That’s the impact on the value of the company over a 10-year period of $30 to 13. So —
QUESTION: Tony Boyd. So is it fair to say that’s about 50 cents a share, divided by 10?
JOHN STANHOPE: Look, I’m not going to speculate on share price changes. People factor in many things, Tony, as you know. But what I was trying to demonstrate today, over a 10-year period, the difference and what impact it can have on the enterprise value.
QUESTION: Mr Burgess, Peter Ryan from the ABC’s PM program. Just a quick question on the outlook for T3. At this point do you see it as a sure thing, a possibility or a likelihood? And, as the policy debate continues, do you see a point where you might just say, “All bets are off, T3 is not happening”?
PHIL BURGESS: John is chairing the T3 committee. John, do you want to —
JOHN STANHOPE: Yes, it’s a good question. It’s not our decision to make. I think the government has already said that, you know, February, March of next year they’ll decide whether T3 will proceed. You have seen what’s happened over the last week, that the preparation continues by the appointment of joint global coordinators. We still have the desire to participate in T3, it’s still board and

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management’s desire to do that. But whether it happens and when it happens is totally their decision, not our decision.
QUESTION: Peter Ryan. Just to follow up on that, how would you describe your current relationships with the government, in particular the Minister for Communications, Helen Coonan?
PHIL BURGESS: Good. How would you describe yours?
KATE MCKENZIE: I think we have good, robust discussions on these issues, as you would expect.
PHIL BURGESS: Any other —
QUESTION: Just one further question. Colin Kruger again. I’m just wondering, if you get safe harbour on the fibre investment, doesn’t it mean that you can wipe out the ULL competition? I believe one of the analysts was asking this, but it didn’t really get answered.
KATE MCKENZIE: No, in fact ULL competitors can still provide the ULL services from the exchange up to the node. You can take the fibre out to the node, but they’ve got the option of putting their own equipment out there. There is plenty of options and plenty of opportunities and it doesn’t wipe out their current service provision up to 1.5 kilometres from the exchange at the same speeds that they’re offering now.
QUESTION: Colin Kruger. But surely you would be able to offer, like, you know, very high speeds at very low prices?
KATE MCKENZIE: We’re suggesting that if we take the risk and we put our capital into building up that kind of infrastructure, they can do the same thing and offer the same services themselves. But we shouldn’t have to give them below cost access to our high speed services that we’ve taken the risk and built ourselves.
PHIL BURGESS: Or they can buy those services at commercially viable levels. Okay.
QUESTION: Colin Kruger. Just one last question, which was: You’ve talked about this a little bit, but I just wanted to get some breakdown of that. You’ve talked about the value added services that will be obviously assisted by the Next Generation Network. Now, if you do not build that, what are the types of value added services that you will not be able to provide?
JOHN STANHOPE: Many of them are probably still on R&D drawing boards, but applications and content over a high speed fixed network. It’s the band width speed that enables the, sort of, value added services to come along. What we will do, though, is we’ll focus on providing them over wireless, and we’ll get very focused on wireless, not that we won’t, you know, be focused on it, don’t get me wrong. But if we’re not building an NGN, then the focus will be on doing wireless, getting high speed wireless access to provide the applications and content by wireless. But you’d like to be able to provide it over fixed and wire line — wireless and fixed.

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PHIL BURGESS: If I could just tag onto that. I think the other important thing to keep in mind here is that a lot of these services, we don’t know what they are today. I mean, one of the big differences between — among the networked industries is that telecommunication is different from most of the other networks because the other networks only carry one thing. A water pipeline carries water, a gas pipeline carries molecules, a railroad carries rail cars. So the question about what new services are you going to carry through that network is not really at issue, but in telecommunications it is an issue. I mean, if we had to declare our services, as the regulations require us to do today that we’re going to have on our network in 1985, we would have said ADSL. I mean, the point is that you have services you’re going to carry that you don’t — they haven’t even been invented yet. It would be like if McDonald’s goes into business and has to go to a regulator before it goes into business and declare what it’s going to do on its ovens and says, “We’re going to cook 15 cent hamburgers,” which is what they cost originally, and they say, “What else?” they say, “French fries.” Then they come along and say, 15 years later, “We want to do a fish sandwich.” “Well, fish sandwich, you know, you didn’t that.” So they have to do a “mother, may I” to a regulator before you can do a fish sandwich. Then you do the fish sandwich and you get permission to do it, and Hungry Jacks comes across the street and says, “I want to buy those fish sandwiches, by the way, at a discounted price, and, by the way, I get the first batch. I’m going to sell a lot of them and if you want more, you’ve got to build another oven. By the way, you build the oven at your own expense. By the way, the cost of the air-conditioning and the gas and the electricity and the lights, those don’t go into the price.”
QUESTION: Colin Kruger. I’m glad we got that sorted out.
PHIL BURGESS: Want to buy a fish sandwich?
QUESTION: Colin Kruger. The other thing is, you said you didn’t want to see T3 shareholders stuffed. Now, are you saying that if you hadn’t had that level of public debate with the government and the robust debate, that, in the end, T3 shareholders would have been paying a much higher price than they should have done until all of this was out in the open?
PHIL BURGESS: I would say my reference to shareholders being stuffed are existing shareholders, T1, and T2. I think we all have, everybody should have, all shareholders, majority and minority shareholders, should have and are required to have a concern, a fiduciary responsibility for the rights and privileges and interests of all shareholder. So just to pretend that there is only one shareholder out there, the majority shareholder, and their views are the only one that counts and the views of majority shareholders don’t count, isn’t something that we affirm. Since we’ve been here, we’ve been very clear about the rights of all shareholders.
JOHN STANHOPE: My point, Jennifer, of referencing T3 was that you would prefer to go out to the marketplace with more certainty about how the company will operate, rather than 50, 60, 100 pages of all the risks that the company faces. So certainty, when you’re entering a sale of shares, is far better than a whole lot of unknowns. So that was point I was making. So if we can get these, it’s far better for the prospective shareholders of T3.
QUESTION: Colin Kruger. Sorry, one last question: If you build the fibre to the node, what happens to the existing copper that all of your competitors are currently using?

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KATE MCKENZIE: I think, you know, that’s a kind of network engineering question that’s probably better addressed to Greg Winn at the technology day, but my understanding is that that will depend on which part of the network you’re talking about and what the circumstances are.
QUESTION: Colin Kruger. But this could have devastating implications for a whole lot of companies, couldn’t it, the decision you make on that?
PHIL BURGESS: We still provide access. We have a legal requirement to do that. So we have to figure out a way to do that. I mean, that’s an obligation that we have. In the national broadband plan we laid out one way of doing that, there are other ways of doing it. So it’s an issue that we’re aware of, and, you know, we’re going to obey the law, no matter what. So it will be handled. I mean it’s a moot issue in the sense that, you know, we’re required to acquire access. Any other? Okay, thanks for coming, everybody.

39

6 December 2005	Office of the Company Secretary

The Manager

Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	Level 41 242 Exhibition Street MELBOURNE VIC 3000 AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Retirement of Doug Campbell, Group Managing Director, Telstra Country Wide
In accordance with the listing rules, I attach a copy an announcement to be made today by the Chief Executive Officer, Sol Trujillo, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

6 December 2005
Retirement of Doug Campbell, Group Managing Director, Telstra Country Wide
Dear colleagues
I am writing to tell you that our colleague, Doug Campbell, has decided to retire later this month from his position as Group Managing Director, Telstra CountryWide.
With over 48 years experience in the telecommunications industry, both in Australia and Canada, Doug is one of our most experienced executives. During his time with Telstra, and its predecessors Telecom Australia and the Overseas Telecommunications Corporation, Doug has served in multiple senior positions. At different times he has been Group Managing Director for the company’s wholesale, international, carrier services, network and technology, and consumer and commercial business units.
Doug is perhaps best known, however, for his leadership of Telstra CountryWide since 2000. Doug not only built a commercially successful business serving our valued customers in rural and regional Australia, but he also built durable and long-standing alliances with regional communities and organisations across Australia.
In addition to his business unit responsibilities, Doug has been a valued member of the Telstra leadership group for many years. Doug has shaped the business over many years, and continued to play an influential role this year as part of our strategic review. His contribution to the leadership group will be greatly missed.
Given his broad and deep knowledge of the business, I am very pleased to announce that Doug has accepted my invitation to continue his long association with Telstra. Doug has agreed to serve in the role of Executive Advisor to the CEO. This job will include, but not be limited to, special responsibility for developing our business in rural Australia, representing Telstra’s interests to rural constituencies, and assisting us as rural customers upgrade their mobile phone services from CDMA to 3G. In addition, Doug has agreed to serve on the TCW Advisory Board. I look forward to Doug’s continuing contribution to Telstra in his new capacity.
On behalf of Doug’s many colleagues and friends throughout Australia, I sincerely thank him for his contribution to Telstra and its predecessors, the telecommunications industry, and this nation. We also thank Doug’s family for supporting him during a demanding career.
Although Doug’s departure from TCW will be a loss for the company, it does not signal any major changes to the highly successful Telstra CountryWide model the company has adopted in 2000. TCW will continue play a critical role in our ability provide services to regional, rural and remote Australia.
In the coming weeks I will outline plans for the leadership of the business unit.
Regards Sol
Trujillo

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

7 December 2005

Office of the Company Secretary

The Manager

Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
nowwearetalking.com.au
Today we are launching a website called ‘nowwearetalking.com.au’ designed to be a platform for information and debate on important issues affecting telecommunications in Australia.
The website can be accessed via www.nowwearetalking.com.au
This website will be updated periodically.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

9 December 2005

Office of the Company Secretary

The Manager

Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	Level 41 242 Exhibition Street MELBOURNE VIC 3000 AUSTRALIA

Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Hong Kong CSL and New World PCS to merge
In accordance with the listing rules, I attach a copy of a media announcement for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Media Release

9 December 2005	346/2005
Hong Kong CSL and New World PCS to merge
Telstra announced today that Hong Kong CSL Limited and New World PCS Limited will be merged on a debt free basis, giving Telstra first mover advantage in the HK market and significant cost savings.
The merged company will become HK’s largest mobile business with 34 per cent market share, creating scale benefits.
Telstra will own 76.4 per cent of the merged company and receive HK$244 million in cash (approx. A$42m), whilst New World Mobile Holdings (NWMHL) will own 23.6 per cent.
Telstra can nominate four directors to the Board of the merged company (including the Chairman) and New World, two directors.
CSL’s CEO, Hubert Ng, will be the CEO of the merged business — to be called CSL New World Mobility Limited.
All of CSL’s and New World’s brands will be retained as they target different market segments.
Telstra and NWMHL believe that they can achieve significant synergies and cost savings through rationalisation of networks, IT systems and corporate support.
The merger is not expected to result in any gain or loss in relation to Telstra’s holding in CSL. Consequently no change will be made to Telstra’s existing carrying value of CSL.
Telstra’s CEO, Mr Sol Trujillo, said, “The merged business will have first mover advantage in the long-awaited consolidation of the HK cellular market.
“A merged CSL and New World is well placed to provide leading services in Hong Kong’s dynamic, competitive market.
“The two customer bases are complementary — CSL predominantly operates in the higher value customers, while New World has achieved 17 per cent market share by targeting value-conscious subscribers through a low cost business model,” he said.
Telstra CFO, Mr John Stanhope, said, “CSL is already Hong Kong’s No.1 mobile operator in terms of revenue per customer – this merger will also make it No.1 in terms of revenue, profitability and subscriber numbers market. This merger is expected to deliver over A$400m of cost savings.
1 of 2
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at:
www.telstra.com.au/abouttelstra/media

Telstra Corporation Limited
ABN 33 051 775 556

Media Release
“The merger meets Telstra’s acquisition criteria. It is cash flow positive and EPS accretive from year one; and its ROIC exceeds consensus WACC in year two,” he said.
This merger is subject to the approval of the NWMHL shareholders and consent of the Telecommunications Authority of Hong Kong with completion of the transaction targeted for 31 March 2006.
Media contact:
Graeme Salt
+61 2 9298 5256
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at:
www.telstra.com.au/abouttelstra/media

Telstra Corporation Limited
ABN 33 051 775 556

9 December 2005

Office of the Company Secretary

The Manager

Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street SYDNEY NSW 2000

Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Hong Kong CSL and New World PCS merger analyst presentation
In accordance with the listing rules, I attach a copy of the presentation to be made today, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited

Merger of CSL and New World PCS

9 December 2005

1

Disclaimer

This presentation includes certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, those forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra and HKCSL, which may cause actual results to differ materially from those expressed in the statements contained herein. For example, the factors that are likely to affect the results of HKCSL and Telstra include general economic conditions in Hong Kong and Australia; exchange rates; competition in the markets in which HKCSL and Telstra will operate; the inherent regulatory risks in the businesses of Telstra, HKCSL and the Hong Kong market; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra and HKCSL will operate. A number of these factors are described in Telstra's Annual report and Form 20F.

All forward looking figures in this presentation are unaudited and based on AGAAP. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated

2

Executive Summary

Telstra

- ✓ Telstra and New World Mobile Holdings Limited ("NWMHL") will merge their respective HK cellular operations to create Hong Kong's largest mobile operator in terms of Revenue, SIOs and profitability
- ✓ Telstra will own 76.4% of the merged entity and receive A$42m (HK$244m) in cash whilst NWMHL will own the remaining 23.6%
- ✓ The merger is on a debt free basis
- ✓ The transaction is expected to generate at least A$400m of cost savings, be EPS accretive from Year 1 and the ROIC exceeds consensus WACC from Year 2
- ✓ It is expected that no gain or loss will be recorded as a result of Telstra's effective disposal of 23.6% of CSL and no change is expected in Telstra's carrying value of CSL (A$1.63bn as 1 July 05)*
- ✓ Merger is subject to OFTA regulatory approval and NWMHL shareholder vote

* Subject to independent valuations

The transaction creates significant value for Telstra without requiring additional cash funding

3

Deal Rationale

Telstra

- ✓ The operations of CSL and New World Mobility are complementary
- ✓ The merger creates an entity with strong brand recognition across all market segments
- ✓ The merged entity will be the No. 1 operator in the HK mobile market
- ✓ The merger is enhanced by the use of common network vendor
- ✓ First mover advantage in the consolidation of the HK cellular market

The merger enhances Telstra's strategic options with CSL

4

Profile of the merged business

- All three brands of CSL and New World Mobility & retail presence retained
- Initially customers will remain on their respective networks
- Premium customers of New World Mobility will be encouraged to move to 3G
- Over time we intend to move to a single fully integrated 2G/3G network that enhances the customer experience

Subscriber market share – post merger

Sunday, 9%
CSL + NWM, 34%
Peoples, 16%
Hutchison, 28%
Smartone, 13%

Proforma Financials for Merged Entity

June 2005 (HK$b)	
Revenue	6.0
EBITDA	1.6
<u>Customers (m)</u>	
CSL	1.3
New World	1.3
Total	2.6

The merged entity will be the number one operator in HK from a subscriber, revenue and earnings perspective

5

Integration plan - financial overview

Telstra

- Majority of initiatives to take place over 24 months
- Integration of the two operations is expected to generate at least of A$400m of cost savings.
- Post integration the annual operating cost saving (pre-tax) are estimated to be :
  - Network rationalisation A$25m
  - Staff rationalisation A$10m
  - Other (IT, corporate office) A$5m
- Post integration the annual capex saving is estimated to be A$8m
- Net integration capex of A$30m predominantly on network infrastructure and IT platforms
- Hubert Ng, CEO of CSL, will be CEO of the merged entity

Majority of integration to be completed within 2 years

6

Financial impact on Telstra

Telstra

- ✓ No additional cash funding
- ✓ EPS accretive in Year 1
- ✓ Cash flow positive in Year 1
- ✓ ROIC above WACC in Year 2
- ✓ It is expected that no gain or loss will be recorded as a result of Telstra's effective disposal of 23.6% of CSL *
- ✓ No change is expected in Telstra's carrying value of CSL of A$1.63bn* (as at 1 July 05)

* Subject to independent valuations

The merger meets Telstra's strict acquisition criteria

7

Key deal terms

Consideration	Telstra will hold 76.4% of the merged entity and receive HK$244m in cash (A$42m) and NWMHL will hold 23.6%
Board composition	Telstra has the right to appoint 4 directors including the Chairman. NWMHL has the right to appoint 2 directors.
Minority Veto Rights	Provided NWMHL maintains its economic interest in the merged entity above agreed thresholds and remains a member of the New World Development group it will be entitled to certain minority veto rights
Conditions Precedent	Completion subject to NWMHL shareholder approval and OFTA consent
Break Fee	NWMHL to pay Telstra a break fee of $A2.5m (HK$15m) should shareholder approval not be obtained
IPO	Each of Telstra and NWMHL have the right to call for an IPO in mid 2008 for a listing in 2009

Telstra will own 76% of the merged entity and has management control

Milestones for completion

Telstra

8 December 2005	Jan/Feb 2006	Feb/Mar 2006	Feb to 31 March 2006
✓ Execute definitive agreements	✓ Dispatch of circular to NWMHL shareholders	✓ NWMHL shareholder vote (min 14 clear days from dispatch)	✓ OFTA approval granted ✓ Completion

Completion targeted for 31 March 2006

9

Summary

- First mover advantage in the consolidation of the HK mobile market
- The merged entity will be the No. 1 operator in the HK mobile market
- At least A$400m of cost savings to the merged entity
- The merged entity will enjoy strong brand recognition across all market segments
- No gain or loss on effective disposal of CSL stake and CSL carrying value
- The transaction meets Telstra's strict acquisition criteria

The merger enhances Telstra's strategic options with CSL

10

13 December 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Appointment of Geoff Booth, Group Managing Director, Telstra Country Wide
In accordance with the listing rules, I attach a copy of an announcement for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

13 December 2005
     Appointment of Geoff Booth, Group Managing Director, Telstra Country Wide
I am pleased to announce that Geoff Booth has been appointed Group Managing Director, Telstra Country Wide.
Geoff has worked in the Australian telecommunications industry for 33 years. He joined Telecom Australia’s marketing and sales management group in 1986, and later assumed senior executive roles in the business and government function, directing large sales teams handling the company’s major mining and exploration customers.
Upon the creation of Telstra Country Wide in 2000, Geoff was the selected as western region managing director based in Perth. In this role, Geoff was responsible for TCW’s many customers in Western Australia, South Australia and much of the Northern Territory. When Geoff recently moved to Victoria, he was appointed acting southern region managing director, based in Melbourne, managing TCW’s customers in Tasmania and Victoria.
Geoff has been a member of Telstra Country Wide’s leadership team for five years. During this period he has made an outstanding contribution to the business, not only delivering great commercial results, but also developing extremely strong and durable links with rural, regional and remote communities across five states and territories representing some three-quarters of the nation’s landmass.
When I announced Doug Campbell’s departure, I said that Telstra remains committed to the highly successful TCW model. I am pleased to affirm that Geoff shares this philosophy and will work with me and the company’s leadership team, as well as with Doug, to continue building our business in the communities served by TCW. Like his predecessor, Geoff plans to spend much of his time travelling around Australia meeting our people and customers. He will also spend time in TCW’s national headquarters in Albury. Geoff will report to me.
I look forward to Geoff continuing to deliver impressive results for Telstra and its customers outside our major metropolitan centres.
Geoff, 51, married with three adult children.
Regards
Sol Trujillo
CEO

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

14 December 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Speech by Senator Helen Coonan, Minister for Communications, Information Technology and the Arts — 2005 A Telecommunications Odyssey Address to Deutsche Bank
Attached for release to the market is a copy of a speech delivered today by Senator Helen Coonan, Minister for Communications, Information Technology and the Arts.
Telstra requests that the trading halt over its shares now be lifted.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Senator the Hon Helen Coonan
Minister for Communications,
Information Technology
and the Arts
2005 — A Telecommunications Odyssey
Address to Deutsche Bank
Sydney
14 December 2005
Introduction
It is three months to the day since the Senate passed five pieces of legislation that will change the face of telecommunications in Australia.
And as 2005 comes to a close I think all the telecommunications players would agree — and agreement is a rarity I can assure you — that securing Parliament’s authority to sell the Government’s remaining share in Telstra is overwhelmingly positive for the industry and for the nation.
We are closer than ever to removing the Government’s burdensome conflict of interest in being both the rule-setter for the entire telecommunications industry and the majority shareholder in the dominant telecommunications provider.
Of course, there were other important components of the Government’s historic Connect Australia package.
We have $3.1 billion to improve mobile phone coverage across Australia, continue to connect Australians to broadband and rollout innovative health and education initiatives to keep this country connected and to protect regional communications into the future.
The Government also strengthened and maintained key consumer safeguards including the Customer Service Guarantee, the Universal Service Obligation, the Network Reliability Framework and price controls.

1

And we reviewed the competition and regulatory framework that applies to the telecommunications sector to ensure it continues to be responsive and allow competition to deliver real benefits for consumers.
The competitive framework has served all Australians well.
The economy is $12.4 billion larger than it would have been had the Government not introduced competition and we have more than 100 telecommunications providers.
In the last year alone, 40 new carrier licences were issued, 26 of them with plans to launch wireless services.
Competition encouraging new services
The Government’s framework, while promoting competition has also been successful in encouraging investment by industry.
Companies like iiNet, Primus and Internode have been investing in infrastructure that offers consumers high speed ADSL services over the copper phone network.
Optus has announced that it will be investing more than $100 million in broadband infrastructure and there is a lot of investment in alternative ways to deliver high speed internet access.
Next generation satellite technology from IPStar has arrived on our shores, there are promising commercial trials of broadband over powerlines and continued rollout of wireless technologies including plans for regional wireless broadband from Austar.
And Telstra proposes to undertake major upgrades and investments in its wireless, core and fixed access networks. These plans will create new high speed platforms which can provide customers with highly integrated services rich in content and functionality.
Given its success, the Government will continue to encourage competition and efficient investment in the industry; maintain important consumer safeguards such as the Universal Service Obligation and continue to provide targeted funding in areas of demonstrable market failure. The Government is not about over-regulating, or regulation for the sake of it. And we are not about spending taxpayers’ money for things that the private sector would otherwise do.
We are not about mandating technology that has the potential to be superseded in a short timeframe.
We want to maximise the commercial opportunities for the telecommunications companies that have committed to Australia. But, in doing so, we want to avoid inefficient investment or unnecessary network duplication.

2

Regulation in Australia
There is nothing anomalous about Australia’s regulatory regime.
It contains the same fundamental elements as other jurisdictions:
•	Access regulation to deal with bottlenecks and to ensure efficient investment;

•	Rules to deal with anti-competitive conduct;

•	Price controls;

•	Universal service obligations.
In many respects our regime has a much lighter touch than other countries.
For instance:
•	The regulator in Australia does not and cannot set wholesale prices other than by approving prices proposed by a company in an undertaking;

•	Our dominant telco, Telstra, retains a high degree of horizontal and vertical integration with fixed line, mobiles, directories and a pay-TV cable platform.

•	Unlike some jurisdictions, such as the UK, the entire industry makes a contribution to Telstra towards the cost of providing the universal service.
Australia’s telecommunications regulatory regime, like other jurisdictions, also requires the owner of bottleneck infrastructure to provide third party access at fair prices.
The ACCC must ensure a network owner is able to price at levels sufficient to recover costs. In fact when setting access prices, the ACCC assumes new networks are being built — rather than just recovering the cost of the depreciated assets.
The access regime applies to all network owners, not just Telstra. And, Optus, Vodafone and Hutchison are all currently subject to regulation under the access regime.
Access providers can obtain certainty from the ACCC through the existing mechanisms in Part XIC of the Trade Practices Act 1974.
These provisions allow the ACCC to provide a regulatory exemption if it concludes that this exemption would be in the long term interests of consumers — the LTIE test.
The provisions were specifically introduced to allow the ACCC to make decisions before an investment is made; or before a service is regulated.

3

The Government recognises that regulatory certainty is important for all investors, including Telstra. For this reason the Government reviewed the current arrangements and decided to strengthen them by making the changes that were part of the legislative package passed by Parliament in September.
Central to these changes were the introduction of operational separation for Telstra’s internal operations; the capacity for the regulator to determine its own procedural rules and the explicit requirement for the regulator to take account of the costs and risks when making access decisions about new investments.
With these changes the Government believes the framework is settled, and therefore we believe that certainty, in terms of the rules, has been delivered.
We will review the regulatory arrangements again in 2009 and until then we expect all companies to plan and operate within the rules that have been set — including Telstra.
If you follow these kinds of things you could be forgiven for believing that the Government is on the cusp of introducing major regulatory changes. Nothing is further from the truth.
Some are keen to give the impression that uncertainty abounds in the regulatory sphere.
I would emphasise that there is a significant distinction between regulatory uncertainty stemming from the Government reviewing the rules (which we have concluded) and any uncertainty arising from the regulator doing its job in applying the rules.
I guess in an industry as fast-paced and dynamic as telecommunications, it is futile to think that debates about regulation will ever abate.
There are many voices in the continuing regulatory debate. Some louder than others.
One thing I am sure of is that both Telstra and its competitors would like further changes to the regulatory regime — unfortunately these changes would be mutually exclusive.
Telstra wants less regulation while the competitors want more. No surprises there.
As with most dominant telecommunications providers around the world, and their competitors, it always comes back to the legacy network and access arrangements.
Globally, fixed access networks, either cable or copper, continue to dominate the telecommunications landscape.

4

Alternative platforms though they have their place, cannot yet replicate the functionality of fixed networks. Neither can they replicate the ubiquity of fixed networks.
Telstra’s planned investment to upgrade its fixed access networks, announced recently, immediately poses technical challenges in terms of the point of interconnection; economic challenges as companies try to determine the viability of existing investment plans; and regulatory challenges as regulators grapple with whether or not to regulate and, if so, how.
Telstra suggested recently that there is a caveat or two on its fibre to the node investment including the need for a permanent regulatory holiday — regulatory retirement if you will.
In publicly putting forward its case there are two frequently mentioned points:
•	That the prospect of regulation means investors cannot be certain they will get a reasonable return; and

•	That the current regulatory arrangements were designed for legacy networks and should not apply to new investments.
I understand that investors want to get a reasonable return on their investment, and despite suggestions to the contrary, I am very aware that investors desire regulatory certainty. I just believe that certainty is achievable within the current framework.
This is because the current framework allows a company to submit an undertaking or to seek an exemption from the access regime, prior to making the investment. These provisions have never been properly tested.
I recently made the comment that simply because a service is new, it does not mean that it is automatically regulated. That is because there is no automatic presumption of regulation in Australia. Regulation is only applied where required.
Telstra itself uses mobiles as a good example of how a market can flourish without regulation. This is a good example — there is little regulation of mobiles, but the reason is not because they are exempted, but because there is competition.
Telstra also likes to compare itself to other networked industries such as water, gas, and electricity. And there are similarities, hence it is no surprise that all of these industries are subject to some form of competition regulation.

5

But there are also features unique to telecommunications which warrant telecommunications specific competition and access regulation, at least until competition is more established, namely:
•	The high rate of technological change; the requirement for interconnection of all networks; and the complexity and multiplicity of services that are offered over the infrastructure.
For example a telecommunications cable can be used to deliver voice telephony, internet access, pay TV (or free to air TV) services, video-on demand and a host of things that we haven’t thought of yet.
Whereas a gas pipe line delivers one thing — yes, you guessed it, gas. And it only comes in one flavour.
The Foxtel example
Another argument that has been put forward in calls for a regulatory carve out, is that the only time the exemption provisions of the TPA have been used, resulted in the safe harbour being overturned by the Australian Competition Tribunal.
This was in relation to the digitisation of the Foxtel Pay TV network. However the reasons for the ACCC’s decision being overturned are important to understand and illustrate the fact that the provisions have never been properly tested.
In simple terms the ACT overturned the decision because it considered that the exemption was unnecessary. Telstra had decided to invest irrespective of whether the exemption was granted.
This case turns on its facts and cannot be considered to have general application for the overall operation of the access regime.
Again, I note that a new service is not automatically subject to the access regime and that the ACCC must conduct a public inquiry before it can declare a service — a reasonably lengthy process by anyone’s measure.
The international experience
In attempts to argue for a carve out from competition for a fibre to the node investment, comparisons have also been made between Australia and regulatory decisions in both Europe and the US.
At the broad level, the issues in the UK, or in Germany, or in the US or Canada bear some similarity to the debate in Australia. However I would not be disposed to adopting a US approach without carefully evaluating the differences.
The major difference is the market structure. The debate in the US has been about the role of regulation in facilitating a third access provider into a customer’s house.
The first access line is the traditional copper phone line.

6

Cable TV networks provide a second access line into most US homes. This means that there was immediate competition between network owners for the broadband customer.
The regulator in the US has concluded, based upon the state of competition between the telecommunications and cable TV companies, that it will not regulate new fibre networks.
The situation in Australia is very different:
•	Our cable TV networks are not as ubiquitous as those of the US;

•	In Australia, the company that owns the copper telephone network also owns the largest cable TV network;

•	Finally, and perhaps most critically, the takeup of pay TV is much lower in Australia (23 per cent) compared to the US ( more than 80 per cent) which means that much of the hard work of acquiring customers and connecting them to the network had already occurred in the US before broadband became available.
Europe is perhaps a more relevant point of comparison although no less different an example. Rather than providing clear examples of far-sighted regulators agreeing to regulatory holidays, the European experience simply demonstrates that there is an evolving debate on this issue.
Germany and the UK provide two interesting and contrasting perspectives. In Germany the Government committed to, and the regulator confirmed, that Deutsche Telekom should have an access holiday for new investments.
However the detail on why this decision has been made are unclear. The likely answer is that the regulator has determined that the market is mature enough to support access holidays for the dominant telco.
The European Commission, on the other hand, has expressed concern about the granting of an access holiday. Ultimately, as I said earlier, these decisions are best left to impartial regulators operating within the rules set by Government.
And, an important difference between Australia and Germany, is the fact that in Germany the regulator forced Deutsche Telekom to divest itself of its cable network.
In the UK, the regulator and BT are deeply engaged in the detail of a regulatory compact. Rather than regulatory holidays, BT is looking at commitments not to offer new retail products, until appropriate access to core bottlenecks can be provided to competitors.
One clear message from Europe is that the European Commission considers access to fixed access networks is critical to the development of sustainable competition.

7

Telstra’s investment?
So, I guess the obvious question is what happens if Telstra doesn’t invest in new networks?
From my perspective, I think it is inevitable that Telstra will invest in new networks. It has already said there are no caveats on its new high speed data mobile network.
Telstra is looking for growth opportunities and has identified integrated services, content and applications as the likely source of this growth.
It is in a unique position in being able to leverage its existing network to introduce the next generation of broadband which is essential to support the new growth opportunities.
Will Telstra make these investments without talking to the regulator about future access requirements? Probably not.
But can the regulator provide the comfort Telstra requires? The answer is yes, the existing access regime includes scope either for decisions along the lines of those made by the US regulator, or for undertakings from Telstra along the lines of those submitted by BT in the UK.
Another lesson from BT is that a dominant telecommunications provider, the regulator and the industry more broadly can benefit from operational separation of an incumbent telco’s internal operations.
Operational Separation
Despite impressions to the contrary, the Government has been working closely and constructively with Telstra, its competitors and the ACCC on fleshing out the details of the operational separation model that will apply to Telstra.
This will address concerns about Telstra’s level of vertical integration without the costs and risks of structural separation and will ensure that Telstra, as the dominant carrier, treats its wholesale customers on a fair basis.
As announced in August, operational separation will require Telstra to maintain separate retail, wholesale and network business units.
There will be a pricing tool that establishes internal wholesale pricing arrangements for Telstra to ensure its retail businesses receive no more favourable treatment than its wholesale customers; and
Telstra will be required to publish internal contracts setting out non-price terms and conditions. For example, the timeframes for supply of services, and grades of service provided.

8

Importantly compliance with operational separation will be enforceable by the ACCC and the Minister.
The next stage of operational separation involves me making a number of statutory instruments.
Therefore I am releasing today two draft determinations that set out:
o	The list of designated services that will be subject to the operational separation plan; and

o	Requirements that the operational separation plan must address.
Perhaps the two most critical elements of these determinations are those relating to the role for the ACCC and the range of wholesale services covered.
On the first point, we intend that the ACCC have a broad role, consistent with the powers it already has under the Trade Practices Act in relation to price and non-price terms and conditions.
The ACCC is not being granted new powers. But the ACCC will be able to request information from Telstra in order to monitor Telstra’s compliance with the operational separation plan.
On the question of services covered, the draft determination reflects the list of services in the Explanatory Memorandum of the legislation with one addition — namely backhaul. The services listed are all declared, or regulated services, under the access regime with one exception — wholesale ADSL.
Wholesale ADSL has been one of the most contentious wholesale services in recent times, and hence it is appropriate that it be subject to the additional transparency obligations of operational separation.
On this point it is important to understand that operational separation will complement rather than replace or override Part XIC and XIB of the Trade Practices Act. This might disappoint some, but it is the only reasonable approach.
Operational separation is not a mechanism by which Telstra will be forced to offer wholesale products — that is handled through the tests and processes of the access regime. The determination listing the services covered by operational separation does not have the effect of requiring Telstra to offer new wholesale services. Further it is not appropriate to include in the list wholesale services which Telstra is not yet offering.

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There will be a short consultation period on these instruments and, subject to the outcomes of the consultation process, it would be my preference to finalise them before the end of the year.
Following the finalisation of these determinations Telstra will have a 90 day period to submit its operational separation plan to me for approval. The plan must detail how Telstra will fulfil its obligations, and how it will be measured for compliance purposes.
If the plan submitted meets the Government’s objectives then I envisage operational separation being in place in the first half of 2006.
Pricing equivalence
I have also established a working group comprising Telstra, the ACCC, and my Department along with an expert consultant to work on a model to deliver pricing equivalence.
Pricing equivalence is the most complex component of operational separation — and may take longer to resolve than non-price equivalence arrangements.
There are inevitably going to be varying opinions on pricing equivalence and I do not underestimate the difficulty in resolving this issue. But I am confident that operational separation will provide real benefits to Telstra as well as to its wholesale customers.
As the ACCC itself has acknowledged, operational separation can give Telstra a higher degree of assurance about how its behaviour will be assessed by the regulator.
This in turn provides some certainty and clarity to Telstra’s wholesale customers.
Operational separation has not been designed to reduce Telstra’s capacity to compete. Neither equivalence of treatment nor transparency should inhibit Telstra’s capacity to legitimately compete in the market.
Operational Separation is also not a mechanism for proving anticompetitive conduct.
Again, this is something that is addressed through the provisions and processes of Part XIB and the judicial system.
But operational separation is an opportunity for Telstra to gain confidence about how its behaviour will likely be treated under the Trade Practices Act.

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By allowing Telstra to develop its own operational separation plan, Telstra can ensure that the arrangements are compatible with its business requirements. It is not putting the fox in charge of the henhouse as some have claimed.
The detail and the internal arrangements are complex, and no-one outside Telstra should be given the power to micro-manage Telstra’s internal company arrangements.
The ULL
It has been quite a year for telecommunications judging by the level of publicity surrounding the regulatory debate.
By taking a forceful stance about the purported impacts of government regulation, Telstra is doing what it can to build value on behalf of its shareholders. I respect this objective.
However, the company risks overstating the impacts not only to its shareholders but to the general public, and misrepresenting the government’s intent when it comes to regulation.
Whereas Telstra’s self-interest is understandable, the Government has a broader obligation that requires it to strike the right balance and regulate in the interests of consumers, industry and the broader economy.
This is particularly apparent in debate surrounding the price of access to Telstra’s copper phone lines, known as the Unconditioned Local Loop (ULL) service.
In Australia the ULL was ‘declared’ as a regulated service by the ACCC in 1999 for the express purpose of encouraging competition by enabling Telstra’s competitors to connect their own equipment to Telstra’s copper phone lines.
The debate is now about the price of access for Telstra’s competitors. Telstra has submitted an undertaking to the ACCC proposing geographically de-averaged ULL prices and has recently argued to the ACCC that it should accept the undertaking.
In essence the current debate about the ULL comes down to whether or not the Government should intervene in regulatory access pricing decisions.

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The case for intervention hangs on the assumption that there is currently a large internal cross-subsidy in Telstra’s retail pricing structure, and that de-averaged wholesale prices will see this cross subsidy competed away.
Although no decision has been taken, from the public debate at least, it is difficult to conclude that there is an immediate threat to Telstra’s capacity to profitably supply services, even in regional Australia.
And the role of Government is clearly not to make decisions based on protecting current levels of profitability.
While the detail is being debated and contested, a fundamental point is that Government sets the rules but does not adjudicate the rules.
Determining efficient prices for any regulated service is complex and technical and in the normal course is appropriately left to the regulator rather than the Government.
However, connected to the question of ULL access pricing, is the question of retail pricing parity between the cities and the bush.
It has been argued that the approach to ULL pricing proposed, and generally supported by industry, will force Telstra to increase its regional line rental prices.
While there are some tensions between the ULL and retail pricing parity, the decisions that the ACCC might make will not automatically force Telstra to increase line rental prices in rural Australia.
For example, fixed to mobile substitution — where customers opt not to have a home phone and only have a mobile — is occurring more and more in Australia and leading to a reduction in fixed lines. Any dramatic increase in line rentals would only speed up this substitution.
Regardless, the Government has committed to pricing parity for phone services, including line rental services, for Australians living in rural, regional and remote Australia. We have also committed to equitable access to broadband services across the country.
We do this by targeted investment for broadband and by retail price controls for phone services. Undoubtedly there are pressures on Telstra’s fixed line revenues, but this is the case across the world for dominant telecommunications providers with legacy networks.

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Telstra’s estimates, presented at its own regulatory briefing, suggest that the ULL impact on Telstra’s fixed line profits does not immediately make their network unprofitable.
According to Telstra, even if its assumptions about ULL take-up and price competition are accepted, the full impact is not felt until 2009.
And none of Telstra’s assumptions factor in the Government subsidies that Telstra will undoubtedly benefit from to deliver broadband into regional Australia nor the current funding arrangements for the Universal Service Obligation.
And, then none of these assumptions factor in the prospect of future voice telephony services being delivered as part of a broadband bundled package rather than as a stand alone service. Finally, these assumptions are all premised on a continuation of the current network architecture.
More significant than the price of ULL access is the fact that Telstra’s proposed fibre to the node investment will fundamentally change the economics for ULL type investment.
This debate might be redundant within the next three years.
What must be remembered is that the ACCC has not yet made its decisions about ULL pricing. Even if the ACCC does make a pricing decision it does not change the costs that Telstra currently faces. Despite suggestions to the contrary, the Government does listen to arguments put forward by Telstra and its competitors, about the ULL and its impacts.
We have listened, the arguments have had time to mature and there has been an opportunity for stakeholders, including Telstra, to have a say.
We will be making a decision shortly on the threshold question of whether a case exists for the Government to intervene and, if so, what should be done?
Conclusion
I knew there was a reason I titled this speech 2005 — a telecommunications odyssey – for it has been such an adventurous journey for this part of the portfolio over the last 12 months.
And while the journey has not been completed, I believe we are at a real turning point for the industry.
We have a settled regulatory framework, the very real prospect of T3 for 2006, an historic funding package of $1.1 billion for telecommunications services and a $2 billion perpetual Communications Fund to ensure that Australians will continue to enjoy world class telecommunications services into the future.
I thank you for the opportunity to address you today. Analysts are a key component of the mosaic of opinion on telecommunications issues in this country and your close attention to the debate is appreciated.
I hope you have found my remarks today a useful summary of the state of play. I wish you all a happy festive season.

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15 December 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Appointment of Holly Kramer, Group Managing Director, Telstra Product Management
In accordance with the listing rules, I attach a copy of an announcement for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

15 December 2005
Appointment of Holly Kramer, Group Managing Director, Telstra Product Management
I am pleased to announce that Holly Kramer has been appointed Group Managing Director, Telstra Product Management, effective immediately.
Holly will report to Greg Winn, Telstra’s Chief Operations Officer, and she will also participate as a member of my senior leadership team.
Holly’s senior executive experience in marketing and product development positions in both Australia and the United States will greatly assist her in leading this important work for Telstra.
Most recently, Holly has held the role of Managing Director of Products — Wireless & Mobility where she was accountable for the development and lifecycle management of Telstra’s wireless and mobility products and networks. This also included responsibility for establishing the strategy for Telstra’s 3G investments and the content, applications and devices to leverage the mobile network capabilities.
This followed her role as Chief of Marketing, Telstra Retail, which Holly held since joining Telstra in 2000. In this role, she was accountable for the strategic direction and implementation of marketing plans for the consumer and business markets. This included the development of pricing, promotion and bundled solutions for fixed voice, mobile data and Pay TV products.
Prior to joining Telstra, Holly was General Manager, Marketing & Communications for eCorp Limited. This followed a successful eight-year career in various marketing and sales roles at the Ford Motor Company in the United States before moving to Ford Australia in 1996 to take up the role of General Manager, Marketing.
Holly, 41, is married with one child. She has a BA (Hons) from Yale University and an MBA Mktg (Hons) from Georgetown University. She is Chair of the Australian Mobile Telecommunications Association (AMTA) and sits on the Boards of Australian Caption Centre, mNet Corporation and TelstraClear Limited.
Regards
Sol Trujillo
CEO

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

/s/Douglas Gration
Name:	Douglas Gration
Title:	Company Secretary

Date: 15 December 2005